     As Filed with the Securities and Exchange Commission on June 28, 1996.

                                                     REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                ITT CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     NEVADA                                             88-0340591
            (STATE OF INCORPORATION)                       (I.R.S. EMPLOYER IDENTIFICATION NO.)

                          1330 AVENUE OF THE AMERICAS
                            NEW YORK, NY 10019-5490
                                 (212) 258-1000
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, OF PRINCIPAL EXECUTIVE
                             OFFICES OF REGISTRANT)

                             RICHARD S. WARD, ESQ.
                           EXECUTIVE VICE PRESIDENT,
            GENERAL COUNSEL AND CORPORATE SECRETARY, ITT CORPORATION
                          1330 AVENUE OF THE AMERICAS
                            NEW YORK, NY 10019-5490
                                 (212) 258-1000
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, OF AGENT FOR SERVICE OF
                                  REGISTRANT)
                            ------------------------

                                   Copies to:

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
              PATRICK L. DONNELLY, Esq.                          GEORGE W. BILICIC, JR., Esq.
                   ITT CORPORATION                                  CRAVATH, SWAINE & MOORE
             1330 Avenue of the Americas                                Worldwide Plaza
               New York, NY 10019-5490                                 825 Eighth Avenue
                                                                    New York, NY 10019-7475

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as possible following the effectiveness of this registration statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

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
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

                                                            PROPOSED MAXIMUM  PROPOSED MAXIMUM
         TITLE OF EACH CLASS OF             AMOUNT BEING     OFFERING PRICE      AGGREGATE         AMOUNT OF
      SECURITIES BEING REGISTERED          REGISTERED(1)      PER UNIT(2)    OFFERING PRICE(2)  REGISTRATION FEE
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Common Stock, no par value per share
  (including Preferred Share Purchase
  Rights)...............................  8,625,000 shares       $65.57         $565,541,250        $195,015
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(1) Includes 1,125,000 shares of Common Stock that the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated in accordance with Rule 457(c) solely for the purpose of calculating the registration fee on the basis of the average high and low prices reported on the New York Stock Exchange Composite Tape on June 27,
    1996.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE
REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT
SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
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

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A
     REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE
     SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR
     MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT
     BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR
     THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE
     SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE
     UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS
     OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 28, 1996
PROSPECTUS
                                7,500,000 SHARES

                                ITT CORPORATION

                          Common Stock (no par value)

                         ------------------------------

     All of the shares of common stock, no par value per share (the "Common
Stock"), being offered hereby will be sold by ITT Corporation, a Nevada corporation (the "Company"). On June 27, 1996, the last reported sale price for the Common Stock on the New York Stock Exchange ("NYSE") (where it trades under the symbol "ITT") was $66 per share.

     The Company, formerly a wholly-owned subsidiary of a Delaware corporation known as ITT Corporation ("Old ITT"), has succeeded to the hospitality, entertainment, gaming and information services businesses previously conducted by Old ITT. On December 19, 1995, Old ITT distributed to its shareholders all of the then outstanding shares of the Common Stock. The Common Stock does not represent an ownership interest in Old ITT. The Company is no longer affiliated with ITT Industries, Inc. or ITT Hartford Group, Inc.

                         ------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NONE OF THE NEVADA STATE GAMING CONTROL BOARD, THE NEVADA GAMING COMMISSION,
   THE MISSISSIPPI GAMING COMMISSION OR THE NEW JERSEY CASINO CONTROL
     COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
       PROSPECTUS OR THE INVESTMENT MERITS OF THE SECURITIES OFFERED
           HEREBY. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                         ------------------------------

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
                                                PRICE TO      UNDERWRITING      PROCEEDS TO
                                                 PUBLIC        DISCOUNT(1)      COMPANY(2)
                                              ------------    -------------    -------------
Per Share...................................  $               $                $
Total(3)....................................                  $                $

- ---------------

    (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

    (2) Before deducting expenses payable by the Company estimated at $        .

    (3) The Company has granted the Underwriters a -day option to purchase up to an additional 1,125,000 shares of Common Stock to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be,
        $          , $          and $          , respectively. See
        "Underwriting."

                         ------------------------------

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as, and if accepted by them and subject to certain conditions. It is expected that delivery of the shares of
Common Stock will be made at the office of                or through the
facilities of The Depository Trust Company on or about             , 1996.

                         ------------------------------

               The date of this Prospectus is             , 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Securities and Exchange Commission (the "Commission") (File No. 1-13960) are hereby incorporated by reference in this Prospectus:

          (a) Annual Report on Form 10-K for the year ended December 31, 1995 (the "10-K");

          (b) Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 (the "10-Q");

          (c) The description of the Company's capital stock contained in Amendment No. 1 to Form 10/A dated November 13, 1995; and

          (d) The portions of the Company's Proxy Statement on Schedule 14A for the Annual Meeting of Shareholders held on May 14, 1996 that have been incorporated by reference into the 10-K.

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THE COMPANY WILL PROVIDE, WITHOUT CHARGE, TO EACH PERSON, INCLUDING ANY BENEFICIAL HOLDER, TO WHOM THIS PROSPECTUS IS DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN CERTAIN EXHIBITS TO SUCH DOCUMENTS). SUCH REQUESTS SHOULD BE DIRECTED TO THE COMPANY AT ITS PRINCIPAL EXECUTIVE OFFICES, 1330 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10019-5490,
ATTENTION: CORPORATE SECRETARY (TELEPHONE NUMBER: 212-258-1000).

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the 1934 Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549 and at the following regional offices: Midwest regional office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511; and New York regional office, 7 World Trade Center, 13th Floor, New York, NY 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at prescribed rates. Certain securities of the Company are listed on the NYSE, and such reports, proxy statements and other information can also be inspected at the offices of the NYSE at 20 Broad Street, New York, NY 10005. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933, as amended, and to which reference is hereby made.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements (including the notes thereto) included, or incorporated by reference, in this Prospectus. As used in this Prospectus, the term "Company" refers to ITT Corporation and its subsidiaries, unless otherwise specified. Except as otherwise specified, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     The Company combines one of the world's largest hotel and gaming companies with a premier sports and entertainment franchise and information services business. The Company conducts these businesses through some of the most recognized brand names in the world. Its hospitality, gaming and entertainment businesses are conducted through ITT Sheraton Corporation ("ITT Sheraton"), Ciga S.p.A. ("Ciga"), Caesars World, Inc. ("Caesars") and Madison Square Garden, L.P. ("MSG"), and its information services business is conducted through ITT World Directories Inc. ("ITT World Directories") and ITT Educational Services, Inc. ("ITT Educational").

     ITT Sheraton is a worldwide hospitality network of 414 owned, leased, managed and franchised properties, including hotels, casinos and inns. Caesars is one of the leading companies in land-based gaming. MSG owns the New York Knicks basketball and New York Rangers hockey franchises as well as the Madison Square Garden Arena and the regional cable television network known as the MSG Network (the "MSG Network"). ITT World Directories engages in the publication of telephone directories outside of the continental United States. ITT Educational operates technical colleges offering post-secondary career education in the United States.

                              RECENT DEVELOPMENTS

     On June 27, 1996, the Company announced an approximately $2.5 billion capital expenditure program (the "Capital Expenditure Program") to upgrade and expand its existing gaming operations and to build two new casino resorts hotels. Approximately $1.2 billion is expected to be invested in Caesars Palace in Las Vegas, Nevada, and Caesars Atlantic City in Atlantic City, New Jersey. In addition to enhancing the existing facilities at these locations, the Capital Expenditure Program is expected to result in the addition of approximately 2,800 guestrooms and approximately 90,000 square feet of casino space at these facilities. In addition to the expansion of existing gaming operations, the Company announced that it has entered into an agreement in principle with Planet Hollywood International, Inc. ("Planet Hollywood") to form a joint venture (the "Joint Venture") to construct, develop, manage and operate two "Planet Hollywood" themed casino resort hotels at a cost of approximately $1.3 billion. The Joint Venture is expected to build the Las Vegas and Atlantic City properties on land already owned by the Company. Additional "Planet Hollywood" themed casino resort hotels may be developed at other locations to be identified in the future.

     The Company anticipates that the net effect of the projects included in the Capital Expenditure Program, once completed, will be to increase the number of hotel rooms at the Company's gaming facilities by approximately 150% to 9,500 rooms and increase the Company's casino space by approximately 140% to 500,000 square feet. See "Business Strategy -- Gaming."

                                  THE OFFERING

Common Stock Offered.......  7,500,000 shares of Common Stock. The Company has granted the Underwriters an option to purchase an additional 1,125,000 shares of Common Stock solely for the purpose of covering over-allotments, if any.

Common Stock Outstanding...  As of June 27, 1996, there were 117,074,447 shares of Common Stock outstanding. After giving effect to the offering, there will be 124,574,447 shares of Common Stock outstanding (125,699,447 if the Underwriters exercise their over-allotment option in full).

Use of Proceeds............  The net proceeds of the offering will be applied to the repayment of short-term debt. The Company expects to make borrowings in the future to fund the Capital Expenditure Program and for general corporate purposes, including possible acquisitions and other investments. See "Use of Proceeds."

NYSE Symbol................  ITT.

                               BUSINESS STRATEGY

     General. The Company combines one of the world's largest hotel and gaming companies with a premier sports and entertainment franchise and information services business. The Company conducts these businesses through some of the most recognized brand names in the world. Its hospitality, gaming and entertainment businesses are conducted through ITT Sheraton, Ciga, Caesars and Madison Square Garden and its information services business is conducted through ITT World Directories and ITT Educational.

     ITT Sheraton is a worldwide hospitality network of 414 owned, leased, managed and franchised properties, including hotels, casinos and inns. Caesars is one of the leading companies in land-based gaming. MSG owns the New York Knicks basketball and New York Rangers hockey franchises as well as the Madison Square Garden Arena and the MSG Network. ITT World Directories engages in the publication of telephone directories outside of the continental United States. ITT Educational operates technical colleges offering post-secondary career education in the United States.

     The Company's principal strategic objective is to be the world's premier destination-based lodging and entertainment company, positioned as a global leader in the full service hotel and land-based gaming industries. In 1995, the lodging and gaming business segments provided approximately 86% of the Company's revenues. The Company is pursuing development opportunities and acquisitions which are expected to accelerate the Company's growth as well as enhance cash flow and earnings. In evaluating potential hotel and gaming projects, management seeks opportunities in prominent worldwide destinations that will benefit from integration into the Company's global marketing and reservations network and that will be accretive to earnings in the near term.

     The Company also intends to increase the value of its sports and entertainment franchises through greater visibility, enhanced distribution and, to a lesser extent, increased ticket prices for premier seats. Finally, the Company plans to enhance and preserve its positions as a leading provider of information services and post-secondary technical education. In all instances, the Company expects to focus its growth in areas that complement its existing assets and properties and enhance its brand names and profile in domestic and international markets.

     Although the Company at this time does not have any understandings with respect to any significant acquisitions (other than the WNYC-TV purchase as described below), it is anticipated that the Company will, from time to time, consider significant acquisitions or joint ventures to complement its existing businesses. One or more of such acquisitions may involve the issuance of additional Common Stock or other securities. From time to time, the Company also may sell existing assets or businesses that are not consistent with the Company's strategy or its long term business and financial objectives.

     Gaming. The Company's Gaming Segment, which operates under the Caesars and ITT Sheraton trade names and service marks, provides customers with a first class, full service entertainment experience in selected destinations on a worldwide basis. Many of the Company's gaming properties include full service accommodations, quality restaurants, live entertainment, extensive retail and gaming facilities and other amenities. Through its well-known Caesars operation, the Company has developed a worldwide marketing and sales force which has historically focused on developing the loyalty and repeat business of a premium customer base. The Company plans both to maintain its marketing focus on premium gaming customers as well as to expand its efforts to attract players from the larger, slot machine oriented, middle market of gaming customers.

     The Company also intends to expand its presence in the gaming industry through the development of existing properties or the acquisition of established gaming companies in Las Vegas, Atlantic City or other prominent domestic and international land-based gaming locations. The Company may also pursue expansion of the Caesars brand name through the selective development, ownership and management of gaming facilities in new jurisdictions.

     On June 27, 1996, the Company announced an approximately $2.5 billion Capital Expenditure Program to upgrade and expand its existing gaming operations and to build two new casino resort hotels. Approximately $1.2 billion is expected to be invested in Caesars Palace in Las Vegas, Nevada, and Caesars Atlantic City in

Atlantic City, New Jersey. In addition to the expansion of existing gaming operations, the Company announced that it has entered into an agreement in principle with Planet Hollywood to form a Joint Venture to construct, develop, manage and operate two "Planet Hollywood" themed casino resort hotels at a cost of approximately $1.3 billion. The Joint Venture is expected to build the Las Vegas and Atlantic City properties on land already owned by the Company. Additional "Planet Hollywood" themed casino resort hotels may be developed at locations to be identified in the future.

     The $900 million project at Caesars Palace encompasses the renovation of the North Casino, an increase in total casino space, guestrooms and meeting space, the development of additional retail facilities, and the addition of a themed entertainment experience. The project is intended to create a more attractive, exciting gaming environment, while satisfying substantial unmet room demand. The Caesars Palace project is expected to result in the addition of approximately 2,150 guestrooms, which will increase the total number of rooms at Caesars Palace to approximately 3,500. Enhancements to the casino are expected to include the addition of 50,000 square feet of gaming space for slot machines and table games and renovation of the North Casino, which commenced in April 1996 and is intended to attract and retain significantly more of the patron traffic from the Forum Shops. Other improvements are expected to include the development of the Forum II shops with 250,000 square feet of retail space, the addition of 100,000 square feet of meeting and convention facilities, and construction of a new health club and spa. Caesars Magical Empire, which combines a dining experience with a unique "magical" entertainment program and theme, opened on June 26, 1996.

     The planned improvements at Caesars Atlantic City are expected to cost approximately $280 million over two years. Such improvements will include approximately 620 new guestrooms, to bring the total guestrooms to approximately 1,125, and an increase in casino space of approximately 40,000 square feet, to bring the total casino space to 107,000 square feet to accommodate more slot machines and table games. The project also includes a new entrance and central four story atrium, a grand multi-function ballroom, and expanded dining facilities. The design incorporates an elaborate Roman theme with Corinthian columns, large statues, and extensive fountains. Management believes the improvements will enable Caesars Atlantic City to increase its convention business and to satisfy substantial unmet room demand. The exterior renovations are designed to further enhance Caesars' visibility on the center of the Boardwalk to attract more "walk-in" patrons.

     In order to maximize occupancy, the Company expects that, following completion of the work contemplated at Caesars Palace and Caesars Atlantic City as part of the Capital Expenditure Program, it will integrate these properties into ITT Sheraton's worldwide reservation network.

     The Company expects that the Joint Venture with Planet Hollywood will provide an exciting alternative brand name for the development of casino resort properties targeted at slot machine oriented, middle market gaming customers. Planet Hollywood is the creator of a dining experience inspired by the worlds of film and television with a well recognized brand name and strong merchandising expertise.

     Within the Joint Venture, Planet Hollywood will be responsible for the creative aspects, the conceptual design of the theme and the implementation of customer oriented "Planet Hollywood" attractions, amenities and events at the properties. The Company will be responsible for budget, development, construction, management and all operations. In Las Vegas, the Company expects that the Joint Venture will develop an $830 million, 3,200 room Planet Hollywood Hotel and a 100,000 square foot casino on 34 acres adjacent to the Desert Inn on the Las Vegas "Strip." In Atlantic City, the Company expects that the Joint Venture will build a $490 million, 1,000 room Planet Hollywood Hotel and a 100,000 square foot casino at a site on the Boardwalk. Currently, the plans for these properties are in a preliminary stage, and construction will be conditioned upon receipt of all necessary consents, permits and approvals. The Company presently anticipates that these developments will be completed in 1999. In general, it is contemplated that Planet Hollywood's interest in the Las Vegas and Atlantic City developments will be limited to distributions of either 10% of cash flow or 20% of net income of each casino resort hotel (at the election of Planet Hollywood) and, following the return of the capital contributed by the Company to the Joint Venture, in certain events up to 20% of the net proceeds realized by the Joint Venture as a result of the sale of each casino resort hotel. Although the Company and Planet Hollywood have entered into an agreement in principle, there can be no assurance that definitive agreements relating to the Joint Venture will be executed or that the projects will be completed in the manner currently contemplated.

     Concurrent with the Capital Expenditure Program, the Company expects to continue renovating the Desert Inn and developing its previously announced joint venture gaming projects in Harrison County, Indiana, and Black Hawk, Colorado. Renovation of the Desert Inn commenced in 1995 and is expected to be completed in July 1997. Management believes that the renovation and improvements will make the Desert Inn the premier luxury destination on the Las Vegas "Strip" with upscale rooms and service, a world class spa, and a championship golf course. The improvements will position the Desert Inn to attract a clientele interested in a more luxurious hotel experience with a more discrete gaming component than is currently available in Las Vegas. On May 21, 1996, Caesars won permission from the Indiana Gaming Commission to construct and operate what is expected to be the U.S.'s largest riverboat casino on the Ohio River. The 80,000 square foot facility is expected to dock in Indiana, across the river from Louisville, Kentucky. In Black Hawk, Colorado, Caesars is developing a 110,000 square foot casino, which will include 50,000 square feet of gaming space. The Company believes that the Black Hawk site and the proposed casino's size, amenities, and extensive on-site parking will attract patrons in this established gaming market.

     Hotels. ITT Sheraton is a worldwide hospitality network of 414 owned, leased, managed and franchised properties, including hotels, casinos and inns. In 1995, over 45 million customers stayed at ITT Sheraton properties in approximately 60 countries. The Company focuses on the ownership, management and franchising of full service hotels in major cities and select resort destinations throughout the world. The Company expects that its primary source for growth within the hotel sector (in addition to increasing revenue from existing properties) will be the development and acquisition of single properties or groups of properties in the full service market segment, a market the Company believes is currently underserved. The Company believes its global presence and worldwide reservation and marketing network provide a competitive advantage in pursuing international development.

     The Company's recent hotel acquisitions have included the Sheraton Cancun Resort and Towers in Mexico and the Sheraton Skyline Hotel in London (formerly ITT Sheraton-managed properties), as well as the Park Lane in London. Construction of a new hotel at Charles de Gaulle airport outside Paris was completed in 1996, and development efforts continued in Warsaw, Poland and other central European locations. During 1996 and 1997, the Company expects to continue to selectively acquire full service hotels and to develop properties in key destinations where the Company is currently under-represented. Additional capital projects underway include the addition of guestrooms and recreational facilities at The Phoenician in Scottsdale, Arizona and the construction of new towers at the Company's hotels in Buenos Aires, Argentina and Santiago, Chile.

     As part of its growth strategy, the Company also plans to pursue opportunities to use the ownership of properties in primary cities as a means to obtain management contracts for properties located in secondary cities within the same region. For example, on June 11, 1996, the Company announced the acquisition of a 31% interest in China's Beijing International Club. The Beijing property, which is expected to open in March 1997, will include a 286-room hotel that will be managed by ITT Sheraton, approximately 75,000 square feet of leaseable office space, a sports and recreation complex, 112 luxury apartments and a private club. In conjunction with this investment, ITT Sheraton entered into contracts to manage six additional hotels in China in the cities of Suzhou, Guangzhou, Dongguan, Shenyang, Wuxi, and Haikou.

     In an effort to enhance the profile of ITT Sheraton as a premier brand name in hotels, while maintaining a growing presence in the middle market, the Company has launched the mid-priced Four Points Hotels brand. The Company expects to double its Four Points properties during 1996, bringing the total to 74, primarily through conversion of existing domestic properties, as well as through the addition of new domestic and international properties.

     Entertainment. In March 1995, the Company, in partnership with subsidiaries of Cablevision Systems Corporation, acquired MSG, the owner of the New York Knicks basketball and New York Rangers hockey franchises as well as the Madison Square Garden Arena, which seats approximately 20,000 people, and the MSG Network. Through the MSG Network, MSG supplies and distributes television programming, which includes broadcasts of Knicks, Rangers and Yankees games, for cable systems, principally in New York, New Jersey and Connecticut.

     In August 1995, the Company, in partnership with Dow Jones & Co., agreed to purchase television station WNYC-TV (subsequently renamed WBIS+) from New York City. The purchase, which recently received Federal Communications Commission ("FCC") approval, is expected to close in the third quarter of 1996. The purchase price of $207 million will be split evenly by the two companies, and the partnership will be managed on a 50/50 basis.

     The Company's strategy in the entertainment segment is to increase the value of its sports franchises through greater visibility, enhanced distribution and, to a lesser extent, increased ticket prices for premier seats. The Company also plans to increase the value of its regional broadcast rights to New York Yankees baseball games through broader distribution. The Company's recent acquisition of television station WBIS+ is expected to result in the delivery of Knicks, Rangers and Yankees games to approximately an additional three million households (which, if considered separately, would constitute the fourth largest dominant market area in the country) in the New York metropolitan area and to provide additional marketing and operating flexibility for the MSG Network, which currently reaches approximately 5.3 million households. The Company also plans to maximize the profitability of the Madison Square Garden Arena by attempting to increase utilization of the facility during historically weak periods of the year and continuing to implement a cost reduction and rationalization program.

     Information Services. ITT World Directories, an 80%-owned subsidiary, engages in the publication of telephone directories, including classified directory services for telephone subscribers, in Europe, Asia, Africa, Puerto Rico and the United States Virgin Islands. ITT World Directories is currently the largest publisher of telephone directories in western Europe. As opportunities arise, the Company intends to make selective, strategic investments in new product technologies such as electronic publishing or in new geographical areas. Representative of the Company's strategy was the 1995 acquisition of a controlling interest in Maister Directories, a major directory publisher in South Africa.

     ITT Educational, an 83%-owned subsidiary, operates technical colleges offering post-secondary career education. ITT Educational Services will continue to develop additional schools and training facilities to meet the substantial demand for post-secondary technical education in the United States. In 1995, the Company opened four new ITT technical institutes. ITT Educational's common stock, which began trading on the NYSE in December 1994 at a split-adjusted price of $6.67 per share, closed on June 26, 1996, at $26.38 per share.

     Other Assets. The Company currently owns approximately 7.3 million shares, or approximately 4.8% of the outstanding capital shares, of Alcatel Alsthom, a French company which owns, among other things, Alcatel N.V., one of the largest telecommunications equipment manufacturers in the world. The Company recently sold 2.1 million shares in Alcatel Alsthom for approximately $200 million. The Company anticipates retaining the balance of its investment in Alcatel Alsthom until at least July 1997, at which time it expects to monetize all or a portion of this nonstrategic asset. Based on the closing price of FF453.20 on the Paris Bourse on June 26, 1996, the market value of the shares currently held by the Company was approximately $645 million.

                                    *  *  *

     The Company, formerly a wholly owned subsidiary of a Delaware corporation known as ITT Corporation ("Old ITT"), is a Nevada corporation, with World Headquarters at 1330 Avenue of the Americas, New York, New York 10019-5490, and was incorporated in 1995. On December 19, 1995, Old ITT (which has been renamed "ITT Industries, Inc." and reincorporated in Indiana) distributed to its shareholders of record at the close of business on such date all of the then outstanding shares of the Common Stock (the "Distribution"). The Common Stock does not represent an ownership interest in ITT Industries, Inc. The Company is no longer affiliated with ITT Industries, Inc. or ITT Hartford Group, Inc.

                                USE OF PROCEEDS

     The net proceeds from the sale of the shares of Common Stock offered hereby will be applied to the repayment of short-term debt of the Company incurred to finance a portion of the indebtedness allocated to the Company in connection with the Distribution and having, on June 26, 1996, a weighted average interest rate of approximately 5.55% and a weighted average maturity of approximately 34 days. The Company expects to make additional borrowings in the future to fund the Capital Expenditure Program and for other general corporate purposes, including possible acquisitions and other investments.

                                 CAPITALIZATION

     The following table sets forth (i) the cash and cash equivalents and capitalization of the Company at March 31, 1996 and (ii) the cash and cash equivalents and capitalization as adjusted to reflect the issuance and sale of the shares of Common Stock and the application of the estimated net proceeds
therefrom, assuming an offering price of $     per share and no exercise of the
Underwriters' overallotment option, to repay commercial paper. The information below should be read in conjunction with and is qualified by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's unaudited Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus.

                                                                              MARCH 31, 1996
                                                                          ----------------------
                                                                          ACTUAL     AS ADJUSTED
                                                                          ------     -----------
Cash and cash equivalents...............................................  $  184       $   184
                                                                          ======        ======
Notes payable and long-term debt, including current maturities:
  Notes payable.........................................................     240           240
  Commercial paper (5.53% weighted average interest rate)...............   1,284
  6.25% notes due 2000..................................................     698           698
  6.75% notes due 2005..................................................     449           449
  7.375% debentures due 2015............................................     448           448
  7.75% debentures due 2025.............................................     148           148
  8.875% senior subordinated notes due 2002.............................     150           150
  5.9%-10.1% domestic mortgage loans due 1998-2001......................     151           151
  6.2%-14.4% foreign loans due 1996-2009................................     245           245
  Other.................................................................      11            11
                                                                          ------        ------
     Total debt.........................................................  3,824..        3,324
                                                                          ------        ------
Minority equity.........................................................     271           271
                                                                          ------        ------
Stockholders equity:
  Common stock: authorized 200,000,000 shares, no par
     or stated value, outstanding 117,171,812 shares; 124,671,812 shares
     as adjusted........................................................   2,939
  Cumulative translation adjustment.....................................       8             8
  Retained earnings.....................................................      12            12
                                                                          ------        ------
     Total stockholders equity..........................................   2,959
                                                                          ------        ------
Total capitalization....................................................  $7,054       $ 7,054
                                                                          ======        ======

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is listed on the NYSE under the symbol "ITT." The following table sets forth the high and low sales prices of the Common Stock on the NYSE during the periods indicated since December 19, 1995, the date of the Distribution.

                                                                               MARKET PRICE
                                                                             -----------------
                               FISCAL PERIOD                                  HIGH       LOW
- ---------------------------------------------------------------------------  ------     ------
1995:
  Fourth Quarter (from December 20)........................................  $53.13     $48.25
1996:
  First Quarter............................................................  $62.63     $47.38
  Second Quarter (through June 27).........................................  $66.75     $56.88

     On June 27, 1996 the last reported sale price of the Common Stock on the NYSE was $66 per share.

     The Company has not declared any dividends to date on the Common Stock and presently has no plans to declare and pay any such dividends.

                     SELECTED FINANCIAL AND OPERATING DATA
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

     The following table summarizes certain selected financial data of the Company which has been derived from the audited consolidated financial statements of the Company as of and for the three years ended December 31, 1995, and its unaudited consolidated financial statements as of and for the three months ended March 31, 1996 and 1995. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus.

                                                                     THREE MONTHS
                                                                         ENDED                    YEAR ENDED
                                                                       MARCH 31,                 DECEMBER 31,
                                                                   -----------------      --------------------------
                                                                    1996      1995         1995      1994      1993
                                                                   ------    -------      ------    ------    ------
RESULTS OF OPERATIONS:
Revenues(1):
  Hotels........................................................   $  966    $  945       $4,164    $3,700    $3,160
  Gaming........................................................      324       224        1,232       176        24
  Information Services..........................................       98        92          856       833       800
  Other.........................................................       --        --           --        --       185
                                                                   ------    -------      ------    ------    ------
                                                                    1,388     1,261        6,252     4,709     4,169
                                                                   ------    -------      ------    ------    ------
Operating expenses:
  Operating costs(1)............................................    1,018       961        4,656     3,786     3,451
  Selling, general & administrative.............................      207       178          775       499       467
  Depreciation & amortization...................................       63        56          253       132       109
                                                                   ------    -------      ------    ------    ------
                                                                    1,288     1,195        5,684     4,417     4,027
                                                                   ------    -------      ------    ------    ------
Operating income................................................      100        66          568       292       142
                                                                   ------    -------      ------    ------    ------
Other expenses:
  Interest expense, net.........................................       64        67          291       131        33
  Miscellaneous expense (income), net...........................        2        (6)          (5)       17       (10)
                                                                   ------    -------      ------    ------    ------
                                                                       66        61          286       148        23
                                                                   ------    -------      ------    ------    ------
Income before provision for income taxes and minority equity....       34         5          282       144       119
Income tax expense..............................................      (15)       (4)        (114)      (58)      (63)
Minority equity.................................................        1         6          (21)      (12)      (17)
                                                                   ------    -------      ------    ------    ------
Net income......................................................   $   20    $    7       $  147    $   74    $   39
                                                                   ======    ========     ======    ======    ======
Earnings per share (Pro Forma for March 31, 1995 and December
  31, 1994 and 1993)............................................   $ 0.17    $ 0.06       $ 1.24    $ 0.63    $ 0.33
Weighted average common equivalent shares (Pro Forma for March
  31, 1995 and December 31, 1994 and 1993)......................    118.8     117.2        118.4     117.2     117.2
OTHER DATA:
EBITDA(2)
  Hotels........................................................       90        62          325       239       167
  Gaming........................................................       74        45          290        19        (3)
  Information Services..........................................       20        17          208       181       178
Capital expenditures............................................       86       114          571       453        91

                                                                    AT MARCH 31,            AT DECEMBER 31,
                                                                   --------------      --------------------------
                                                                        1996            1995      1994      1993
                                                                   --------------      ------    ------    ------
BALANCE SHEET DATA:
Total assets....................................................       $8,598          $8,692    $5,012    $3,791
Long-term debt..................................................       $3,572          $3,575    $  600    $  169
Stockholders' equity............................................       $2,959          $2,936       N/A       N/A
Investments and advances from ITT Industries, Inc.(3)...........          N/A             N/A    $3,353    $2,765

- ---------------
(1) 1995 and 1994 revenues and other operating expenses include the reclassification of pre-negotiated discounts in the Gaming Segment from other operating expenses to revenues in order to conform to the current year presentation.

(2) EBITDA is presented here as an alternative measure of the ability of the Company to generate cash flow and should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles) or to cash flows from operating activities (as determined on the Consolidated Cash Flow Statement in the Company's Consolidated Financial Statements included elsewhere in this Prospectus). EBITDA was computed above as earnings before interest, taxes, depreciation and amortization.

(3) Investments and advances from ITT Industries, Inc. represents the means by which the Company was funded by Old ITT prior to the Distribution and consisted of both equity and interest-bearing advances.

                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                        CONDITION AND RESULTS OF OPERATIONS

              (DOLLAR AMOUNTS ARE IN MILLIONS UNLESS OTHERWISE STATED)

     On December 19, 1995, Old ITT distributed to its shareholders of record at the close of business on such date all of the outstanding shares of Common Stock of the Company, then a wholly owned subsidiary of Old ITT. In the Distribution, holders of common stock of Old ITT received one share of Common Stock for every one share of Old ITT common stock held, creating a separate publicly traded entity. This discussion and analysis of financial condition and results of operations is prepared as if the Company were a separate entity for all periods discussed.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 1996 COMPARED WITH THREE MONTHS ENDED MARCH 31,
1995

     Revenues of $1,388 in the 1996 first quarter increased 10% compared with $1,261 in 1995, reflecting higher average room rates in owned and leased properties and the impact of the January 30, 1995 acquisition of Caesars. Revenues at ITT World Directories were basically unchanged due to a historically limited publishing schedule in the first quarter, while ITT Educational revenues increased 12% due to tuition price increases and increased census. Excluding the Caesars acquisition, revenues increased 3%.

     Salaries, benefits and other operating costs increased 6% in the quarter to $1,018 from $961 representing the full impact of the Caesars acquisition and smaller increases in the cost of services. Overall, salaries, benefits and other operating costs represented 73% of revenues in 1996, down from 76% in the 1995 quarter. This decrease reflects management's ongoing cost containment programs as well as significant increases in average room rates at the Company's owned and leased hotels outpacing the increase in costs.

     Selling, general and administrative expenses increased 16% to $207 in the 1996 first quarter compared with $178 in the 1995 quarter. This increase was primarily due to the inclusion of expenses at Caesars for the full three months and the fact that the 1995 first quarter included a benefit of $26, which represented the reimbursement of overhead expenses related to world headquarters by the entities that comprised Old ITT prior to the Distribution ("service fee income"). Excluding the impact of the service fee income and the Caesars costs, selling, general and administrative expenses declined 5% from the prior period, reflecting management's continuing commitment to cost containment.

     The Company's EBITDA increased 34% and operating income rose 52% in the quarter. These increases reflect the contribution of the Caesars acquisition, as well as the impact of higher average room rates, particularly in owned properties in North America. Depreciation and amortization increased 13% compared with the prior period due primarily to the Caesars acquisition.

     Net interest expense decreased slightly in the 1996 first quarter. However, during 1995, Old ITT allocated certain indebtedness between the Company and ITT Industries, Inc. in anticipation of the Distribution. As a result of such allocation, the interest expense reflected in the 1995 first quarter is not necessarily indicative of the interest expense that the Company would have incurred if the Company was an independent entity during such period.

     Income tax expense increased in 1996 on higher pretax earnings. The minority equity benefit includes the net loss attributable to the minority shareholders of Ciga (this loss is due to the seasonality of its business) which was partially offset by the net income attributable to the minority shareholders of ITT World Directories and ITT Educational.

     Cash from operating activities, as defined by Statement of Accounting Standards No. 95 ("SFAS 95"), increased to $99 in the first quarter of 1996 from $82 in the 1995 quarter reflecting improved operating results and the accretive impact of the Caesars acquisition. The SFAS definition of cash from operating activities differs from EBITDA largely due to the inclusion of interest, income taxes and changes in working capital.

     BUSINESS SEGMENTS

     Revenues, EBITDA and operating income (excluding the effect of overhead and minority equity) for each of the Company's three major business segments were as follows:

THREE MONTHS ENDED MARCH 31, 1996                                      THREE MONTHS ENDED MARCH 31, 1995
- ---------------------------------                                      ---------------------------------
                        OPERATING                                                              OPERATING
REVENUES     EBITDA      INCOME                                        REVENUES     EBITDA      INCOME
- --------     ------     ---------                                      --------     ------     ---------
  $966        $ 90         $56    .............Hotels.............       $945        $ 62         $31

     Hotels 1996 first quarter results reflect a significant increase in revenue per available room (i.e., occupancy percentage times average daily rate) in the Company's owned and leased properties from $89 in 1995 to $96 in 1996, an 8% increase. This increase was the primary contributor to an overall 13% revenue increase in these properties from the 1995 quarter. Operating improvements in the owned and leased properties have a greater impact on the Hotels Segment results than do improvements in managed properties, where the majority of the improvements are realized by those property owners. Managed property revenues decreased 2% from the prior period due to the termination of several hotel management contracts. EBITDA and operating income growth were generated primarily in the major geographic areas in which the Company has invested most heavily, most notably North America. Management continues to aggressively pursue profitable expansion opportunities while optimizing cost saving initiatives in each of its market segments.

THREE MONTHS ENDED MARCH 31, 1996                                      THREE MONTHS ENDED MARCH 31, 1995
- ---------------------------------                                      ---------------------------------
                        OPERATING                                                              OPERATING
REVENUES     EBITDA      INCOME                                        REVENUES     EBITDA      INCOME
- --------     ------     ---------                                      --------     ------     ---------
  $324        $ 74         $53    .............Gaming.............       $224        $ 45         $27

     The Gaming results reflect the impact of the January 30, 1995 acquisition of Caesars as well as the opening of additional casinos in Halifax and Sydney, Nova Scotia, during the second and third quarters of 1995, respectively. Caesars experienced its best first quarter ever as all three of its properties recorded results which were significantly higher than the 1995 quarter. The improved results at these properties were due primarily to increased slot play, reduced costs and operating efficiencies. Significant contributors to the cost reductions were the consolidation of certain support functions at the Company's Las Vegas properties and the closing of Caesars' Los Angeles headquarters in June, 1995. The Gaming results were adversely effected by abnormally low hold percentages at the Desert Inn.

THREE MONTHS ENDED MARCH 31, 1996                                      THREE MONTHS ENDED MARCH 31, 1995
- ---------------------------------                                      ---------------------------------
                        OPERATING                                                              OPERATING
REVENUES     EBITDA      INCOME                                        REVENUES     EBITDA      INCOME
- --------     ------     ---------                                      --------     ------     ---------
  $ 98        $ 20         $13    .......Information Services.......     $ 92        $ 17         $10

     Revenues at ITT World Directories were basically unchanged due to a historically limited publishing schedule in the first quarter, while EBITDA and operating income continued to improve due mainly to continuing cost controls throughout the organization.

     ITT Educational's revenues increased 12% due to tuition price increases and increased census, including a 28% increase in new student enrollments from the 1995 first quarter, which more than offset the cost of newly opened schools and increased marketing efforts.

YEAR ENDED DECEMBER 31, 1995 COMPARED WITH DECEMBER 31, 1994

     Revenues of $6,252 in 1995 increased 33% compared with $4,709 in 1994, reflecting the eleven-month contribution of the Caesars acquisition as well as the full year contribution of Ciga and other significant hotel acquisitions completed during the second half of 1994. Caesars revenues totaled $910 (included in the Gaming Segment) from the date of acquisition while Ciga and other hotel acquisitions contributed $586 in 1995 compared with $271 in 1994 from the dates of acquisition of these properties. Excluding the effect of acquisitions, hotel revenues increased 4% primarily due to higher average room rates, particularly in owned and leased properties in North America. Revenues at ITT World Directories were basically unchanged during 1995 at $654 compared to $646 in 1994 reflecting increased competition with certain telephone companies.

Revenues at ITT Educational increased 8% to $202 from $187 in 1994 reflecting additional school openings, increased census and a continuing expansion of curricula and degree offerings. Excluding the Caesars and hotel acquisitions discussed above, total revenues increased 7%.

     Salaries, benefits and other operating costs increased 23% in 1995 to $4,656 from $3,786 representing the costs of the acquired properties and smaller increases in the cost of services. Overall, salaries, benefits and other operating costs represented 74% of revenues in 1995, down from 80% in the comparable 1994 period, as higher average rates and occupancy outpaced the increase in costs. In addition, improved performance in the Information Services Segment, representing lower telephone company fees in Belgium; continuing benefits of cost control programs; and favorable foreign exchange experience, contributed to the positive results.

     Selling, general and administrative expenses increased 48% to $871 in 1995 compared with $587 in 1994, due primarily to the costs associated with Caesars, Ciga and the other hotel acquisitions. During 1995, the Company embarked on several company-wide cost rationalization programs aimed at reducing administrative costs. In June 1995, the Company announced the closing of the Caesars headquarters in Los Angeles; in September 1995, the Company provided for severance and other costs associated with restructuring the headquarters of the hotels and information services business segments totaling $80 pretax, and in December 1995, the Company recorded charges associated with the consolidation of certain administrative and other functions in its gaming segment of $6 pretax. In addition, the Company is undertaking an aggressive information systems rationalization program. This program is designed to reduce operating costs and increase efficiency as well as improve management's ability to access operational and financial data.

     Selling, general and administrative expenses include $96 and $88 in 1995 and 1994, respectively, representing reimbursement of overhead expenses related to world headquarters management and supervision of the entities comprising Old ITT prior to the Distribution. These expenses represent fees for advice and assistance provided by the Company in connection with legal, accounting, tax, treasury and insurance services. In the opinion of management, the methods for allocating these costs are reasonable. However, the net cost of these services to the Company are not necessarily indicative of the costs that would have been incurred if the Company had been operated as an unaffiliated entity. It is not practical to estimate such costs on a stand-alone basis.

     Operating income rose 95% in 1995 reflecting the impact of the acquisitions discussed above, as well as the impact of one-time charges related to the planned disposals of certain non-core assets and restructuring charges referred to above. Excluding the acquisitions and restructuring charges, operating income increased 42% primarily due to higher average room rates, particularly in owned properties in North America, and the aforementioned improvement in the Information Services Segment. Depreciation and amortization increased 92% compared with 1994 due primarily to the acquisitions discussed above.

     Interest expense (before interest income of $54 in 1995 and $16 in 1994) increased to $345 from $147 in 1994. In connection with the Distribution, Old ITT allocated certain indebtedness between the Company and ITT Industries, Inc. As a result of such allocation, the interest expense incurred in prior periods may not be indicative of the interest expense which would have been incurred if the Company was an independent entity during such periods.

     Income tax expense rose during 1995 in direct proportion to the higher pretax earnings as the Company maintained an effective rate of 40% in both years.

     Minority equity in 1995 reflects the minority ownership in ITT World Directories, ITT Educational and Ciga and increased due to higher earnings. Net income of $147 in 1995 improved 99% compared with $74 in 1994, the results of the factors discussed above.

     Cash from operating activities, as defined by SFAS No. 95, increased to $504 in 1995 from $230 in 1994 reflecting the improved operating results and the accretive impact of the acquisitions discussed above. The SFAS definition of cash from operating activities differs from EBITDA largely due to the inclusion of interest, income taxes and changes in working capital.

     BUSINESS SEGMENTS

     Revenues, EBITDA and operating income (excluding the effect of corporate overhead and minority income) for each of the Company's three major business segments were as follows:

  YEAR ENDED DECEMBER 31, 1995                                           YEAR ENDED DECEMBER 31, 1994
- ---------------------------------                                      ---------------------------------
                        OPERATING                                                              OPERATING
REVENUES     EBITDA      INCOME                                        REVENUES     EBITDA      INCOME
- --------     ------     ---------                                      --------     ------     ---------
 $4,164       $325        $ 197   .............Hotels.............      $3,700       $239        $ 152

     Hotels 1995 results reflect the full-year benefit of the Ciga and other significant hotel acquisitions made during 1994 and the $51 restructuring charge. At December 31, 1995, Hotel properties included 198 properties (48%) which were owned, leased or managed under long-term agreements and 214 properties (52%) which were franchised. During 1995, significant benefits were realized at the owned and leased properties in EBITDA and operating income due to improved operations and cost control programs. Improvements in these properties have a greater impact on the Hotels Segment results than do improvements in managed properties, where the majority of the improvements are realized by those property owners. In addition, during 1995 the average daily room rate at the Company's owned, leased and managed properties increased 10% to $126 and revenue per available room rose 10% to $89. These increases reflect management's focus on attaining the optimal combination of rate and occupancy while enhancing the level of service and value to the Company's customers. The Company has continued to focus on expanding and enhancing its image among world travelers, through ongoing renovations of key properties, upgrading standards, defranchising nonconforming properties and strategic acquisitions. Management continues to aggressively pursue revenue growth as well as cost saving opportunities in each of its market segments through a variety of strategies including: maximizing the integration of the Ciga hotels; cross promoting the Company's gaming and entertainment assets; and continued domestic and international expansion.

  YEAR ENDED DECEMBER 31, 1995                                           YEAR ENDED DECEMBER 31, 1994
- ---------------------------------                                      ---------------------------------
                        OPERATING                                                              OPERATING
REVENUES     EBITDA      INCOME                                        REVENUES     EBITDA      INCOME
- --------     ------     ---------                                      --------     ------     ---------
 $1,232       $290        $ 202   .............Gaming.............       $176        $ 19         $ 9

     The January 1995 acquisition of one of the most internationally recognized brand names in gaming, Caesars, positioned the Company to be a competitive force in this rapidly expanding industry. The Gaming Segment has key properties in both major U.S. jurisdictions, Las Vegas, Nevada and Atlantic City, New Jersey as well as other properties both domestically and internationally. The 1995 results also reflect a full year of operating results from the Sheraton Casino in Tunica County, Mississippi which opened in August 1994. In the future, the Gaming segment is expected to contribute an increasing portion of the Company's results.

  YEAR ENDED DECEMBER 31, 1995                                           YEAR ENDED DECEMBER 31, 1994
- ---------------------------------                                      ---------------------------------
                        OPERATING                                                              OPERATING
REVENUES     EBITDA      INCOME                                        REVENUES     EBITDA      INCOME
- --------     ------     ---------                                      --------     ------     ---------
  $856        $208        $ 178   .......Information Services.......     $833        $181        $ 155

     Revenues at ITT World Directories were basically unchanged compared with 1994. Excluding the restructuring charge of $29, margins improved reflecting lower telephone company fees in Belgium as ITT World Directories has begun to compete with the local telephone company. As more fully discussed in the Notes to Financial Statements, ITT Promedia, a subsidiary of ITT World Directories, is involved in a dispute with the Belgium Telephone Company ("Belgacom") challenging Belgacom's current published fee schedule as being unfair, unreasonable and discriminatory.

     ITT Educational achieved record results in its first year as a publicly traded company reflecting the benefit of four additional school openings, ongoing cost control measures and a continuing expansion of curricula and degree offerings. ITT Educational maintained its enrollment base (20,618 students at December 31, 1995 compared with 20,668 at December 31, 1994) despite a strong job market in 1995.

YEAR ENDED DECEMBER 31, 1994 COMPARED WITH DECEMBER 31, 1993

     Revenues of $4,709 in 1994 increased 13% over 1993 results, reflecting the contribution of 70.3% of Ciga, which was purchased in stages during the second half of the year, The Phoenician, the Crescent and The Park Grande Hotel, all acquired in 1994, along with improved results at Hotels in the North American and Asia-Pacific regions. The improvement was partially offset by the loss of revenues from the ITT World Directories United Kingdom unit disposed of in 1993. Revenues of Ciga and the other acquisitions totaled $271 in 1994. Excluding these acquisitions, revenues increased 3%. Average occupancy of owned, leased and managed hotels (excluding the newly acquired Ciga hotels) improved 3.8% to 72.9% in 1994.

     Salaries, benefits and other operating costs increased 10% in 1994 over 1993 levels, representing the costs of the acquired properties as well as smaller increases in the cost of services. Overall, salaries, benefits and other operating costs represented 80% of revenues in 1994, down from 83% in 1993 as high average rates and occupancy outpaced the increase in direct costs.

     Selling, general and administrative expenses include $118 in 1994 and $122 in 1993, representing overhead expenses related to the management and supervision of the entities comprising the Company before the Distribution. Of these amounts, $88 and $73 were charged in the respective years to affiliated companies and represented fees for advice and assistance provided by the Company in connection with cash management, legal, accounting, tax and insurance services. The fees for these services were based upon a general relations agreement with each affiliate. Excluding these overhead expenses and related service fee income, selling, general and administrative expenses increased approximately 12% due primarily to the overhead of the acquired companies and hotels.

     Operating income rose 106% in 1994, reflecting the aforementioned North American occupancy and rate improvement at Hotels, a full year of Gaming operations and benefits from cost reduction actions initiated in 1993 in all major business segments. Operating income in 1993 included restructuring provisions totaling $49 aimed at increasing the efficiency and productivity of overhead functions at the segment and regional headquarters locations. These provisions yielded the desired improvements as evidenced, in part, by the increased operating cash flow in 1994. In addition, the 1993 results included a $29 provision for the accelerated write-off of capitalized development expenses stemming from a reevaluation of future plans and projects. Depreciation and amortization rose 21% due primarily to the fixed asset additions made through acquisition and the goodwill amortization associated with the Ciga and The Phoenician acquisitions.

     Interest expense (before interest income of $16 in 1994 and $14 in 1993) increased to $147 compared with $47 in 1993, the result of additional debt required to fund the Desert Inn purchase in 1993 and the 1994 acquisitions discussed above. Average interest-bearing debt of $1.4 billion in 1994 compares with $0.4 billion in 1993. Interest-bearing debt represents external borrowings (averaging $0.4 billion in 1994 and $0.2 billion in 1993) and interest-bearing advances from ITT Industries, Inc. ($1.0 billion in 1994 and $0.2 billion in 1993).

     Miscellaneous income (expense), net reflects non-operating items of a non-recurring nature including gains and losses on the sale of investments. In 1994, miscellaneous expense of $17 primarily relates to the write-off of expenses incurred in connection with a terminated gaming project, partly offset by the gain on the public offering of 16.7% of ITT Educational. In 1993, miscellaneous income of $10 related primarily to the gain on the sale of an ITT World Directories unit.

     Income taxes of $58 in 1994 were provided on pretax income of $144 representing a 40% effective tax rate. Tax on repatriation of foreign earnings in addition to U.S. state and local income taxes raises the Company's effective tax rate above the U.S. statutory rate. The decrease from the 1993 53% effective tax rate results primarily from the absence of the 1993 tax cost associated with repatriating cash to the United States from ITT World Directories units in Portugal, Belgium and The Netherlands.

     Minority income in 1994 represents the effect of minority ownership in ITT World Directories and Ciga. In 1993, minority income related solely to ITT World Directories. Net income of $74 in 1994 improved 90% compared with $39 in 1993, the result of the factors discussed above.

     EBITDA increased a substantial 78% in 1994 to $396 from the $222 generated in 1993. Improved occupancy and rates in the Hotels Segment (primarily in the North American region) and lower overhead costs coupled with the absence of 1993 restructuring provisions, which totaled $49, are the primary contributors to the improvement. Acquisitions made throughout 1994 impacted revenues to a much larger degree than EBITDA. EBITDA represented 8.4% of revenues in 1994 compared with 5.3% in 1993.

     Cash from operating activities, as defined by SFAS No. 95, increased to $230 in 1994 from $186 in 1993 for the reasons described above. The SFAS definition of cash from operating activities differs from EBITDA largely due to the inclusion of interest, income taxes and changes in working capital.

     BUSINESS SEGMENTS

     Revenues, EBITDA and operating income (excluding the effect of corporate overhead, minority income and dispositions) for each of the Company's three major business segments were as follows:

  YEAR ENDED DECEMBER 31, 1994                                           YEAR ENDED DECEMBER 31, 1993
- ---------------------------------                                      ---------------------------------
                        OPERATING                                                              OPERATING
REVENUES     EBITDA      INCOME                                        REVENUES     EBITDA      INCOME
- --------     ------     ---------                                      --------     ------     ---------
 $3,700       $239        $ 152   .............Hotels.............      $3,160       $167         $87

     Properties in the Hotels Segment are marketed under the ITT Sheraton brand name and included 209 properties (49%) which were owned, leased or managed under long-term agreements and 214 properties (51%) which were franchised at December 31, 1994. At year end 1993, 176 properties (43%) were owned, leased or managed and 230 properties (57%) were franchised. The shift in mix toward owned hotels, including the purchase of a controlling interest in Ciga in 1994, is indicative of the Company's focus on improving the standards of properties carrying the ITT Sheraton trade names and service marks. Hotels revenues increased in 1994 due to improved results in the North American and Asia-Pacific regions and the contribution of new acquisitions, namely Ciga, The Phoenician and The Park Grande. EBITDA improved a substantial 43% from 1993, partly as a result of acquisitions. Operating income in 1994 reflected, among other things, the improvements in the North American region and benefits from cost reductions. In 1993, operating income reflected the accelerated write-off of capitalized development expenses totaling $23, partly offset by an $11 gain on the sale of an investment in Bally's Las Vegas operations. Room rates of owned and leased properties (excluding the newly acquired Ciga hotels) averaged $110 in 1994, compared with $105 in 1993, while occupancy rates rose to 72.9% from 70.2% in the prior year.

     Hotels Segment revenues are geographically diverse with 45% and 48% generated in North America in 1994 and 1993, respectively. New York, Boston and Miami are among the larger markets served.

  YEAR ENDED DECEMBER 31, 1994                                           YEAR ENDED DECEMBER 31, 1993
- ---------------------------------                                      ---------------------------------
                        OPERATING                                                              OPERATING
REVENUES     EBITDA      INCOME                                        REVENUES     EBITDA      INCOME
- --------     ------     ---------                                      --------     ------     ---------
  $176        $ 19         $ 9    .............Gaming.............       $ 24        $(3)        $ (9)

     The Desert Inn is included in the Gaming Segment for the full year in 1994 compared with two months in 1993. ITT Sheraton opened the Sheraton Casino in Tunica County, Mississippi in August 1994. Gaming contributed $19 to the Company's EBITDA in 1994, up $22 from $(3) in 1993, when the Company began its gaming efforts in the United States.

  YEAR ENDED DECEMBER 31, 1994                                           YEAR ENDED DECEMBER 31, 1993
- ---------------------------------                                      ---------------------------------
                        OPERATING                                                              OPERATING
REVENUES     EBITDA      INCOME                                        REVENUES     EBITDA      INCOME
- --------     ------     ---------                                      --------     ------     ---------
  $833        $181        $ 155   .......Information Services.......     $800        $178        $ 162

     Operating income fell at the Information Services Segment in 1994 on modestly higher revenues, reflecting additional expenses of publishing in competitive markets and ITT World Directories' share of the costs of establishing a directory joint venture. Both revenues and income improved at ITT Educational.

SEASONALITY AND BUSINESS CONDITIONS

     The Company's revenues, operating income and earnings before interest, taxes, depreciation and amortization ("EBITDA") have historically been lowest in the first quarter and highest in the fourth quarter, the result of seasonality in the Hotels Segment and the timing of the directory publishing schedule at ITT World Directories. In the Gaming Segment, results have not been particularly seasonal as a result of its mix of gaming jurisdictions; however, such results may be volatile as a result of the nature of high limit baccarat wagering. High limit baccarat wagering has been confined primarily to the Las Vegas properties and comprised approximately 23%, 23% and 24% of total Gaming revenues in 1995, 1994 and 1993, respectively. These seasonality factors are not expected to differ significantly in 1996, although there can be no assurance that the historical seasonality trends will continue. The following table reflects the historical seasonality of the Company:

                                                              PERCENT OF TOTAL YEAR
                                              -----------------------------------------------------
                                               FIRST      SECOND       THIRD      FOURTH
                                              QUARTER     QUARTER     QUARTER     QUARTER     TOTAL
                                              -------     -------     -------     -------     -----
    Revenues
      1995..................................    20%         27%         26%         27%        100%
      1994..................................    18%         26%         23%         33%        100%
      1993..................................    19%         28%         24%         29%        100%
    EBITDA
      1995..................................    15%         28%         28%         29%        100%
      1994..................................    13%         30%         24%         33%        100%
      1993..................................    12%         31%         24%         33%        100%
                                              ======      ======      ======      ======      =====

     Operating performance in the Hotels Segment has historically been somewhat cyclical and has fluctuated to some degree based upon general economic conditions as well as specific factors affecting relevant local markets. In the Gaming Segment, operating performance is impacted by, among other things, competition in the markets in which the Company operates. Increased competition in this segment is likely, as other states and countries authorize casino gaming. In the Information Services Segment, ITT World Directories has historically been the sole provider of yellow page directories in specific markets and has performed its services on behalf of the local telephone companies. However, due in large measure to a changing competitive environment in the member states of the European Union, certain historical contractual relationships existing between ITT World Directories and the national telecommunications entity (specifically in Belgium and The Netherlands) were not renewed or extended upon expiration of the last contract term. ITT World Directories is currently competing with the national telecommunications entities in these countries. Such competition could adversely impact the operating results of ITT World Directories, although there has been no adverse impact to date and 1995 operating results improved; however, it is not certain that such trends will continue. Additionally, as contracts are scheduled for renewal in other jurisdictions within the European Union, such contracts may also not be renewed or extended, thereby possibly adversely affecting ITT World Directories. The higher-education industry is dependent upon the health of the national economy, with student enrollment generally softening in periods of strong job creation. ITT Educational continues to grow through new school openings and added curricula. Management believes it is well positioned to benefit from the expected rise in high school graduates entering the work force over the next ten years (as currently forecast by the U.S. Department of Labor).

LIQUIDITY AND CAPITAL RESOURCES

     The preceding discussion of the results of operations describes the Company over a period of significant transformation and growth. The Company has historically incurred debt at the parent level to a greater extent than at the operating level, particularly when funding major capital programs or acquisitions. On November 16, 1995, in preparation for the post-Distribution recapitalization, the Company issued $1.75 billion of notes and debentures ranging in maturity from 5 to 30 years and yielding a weighted average interest rate of 6.97%.

The proceeds from this offering were used for the repayment of commercial paper. Effective with the Distribution, the Company entered into two revolving credit agreements with syndicate banks totaling $3 billion (five-year facility of $2 billion; 364-day facility of $1 billion). In addition, the Company maintains lesser credit lines at certain operating units. These commitments are used to assure working capital needs and to support commercial paper. As of December 31, 1995, $1,329 of commercial paper has been classified as long-term since the Company intends to renew or refinance these obligations through 1996 and future periods. The future liquidity of the Company will, to a large degree, depend upon the integration and performance of its recent acquisitions as well as the previously existing businesses of the Company. Additionally, income taxes through the date of the Distribution have been assessed to the Company in accordance with a tax allocation agreement with Old ITT that generally requires the computation of income taxes as if the Company had been a stand-alone entity. In all years presented, credits for income taxes paid in foreign jurisdictions were fully utilizable in the United States in the Old ITT consolidated tax return, which may not be achieved in the future. To the extent foreign tax credits cannot be used to reduce the U.S. tax obligation, a higher effective income tax rate will be incurred.

     For the quarter ended March 31, 1996, the Company's EBITDA increased 34% as compared to the equivalent quarter in 1995 reflecting strong earnings growth in all business segments as well as the continuing benefits of management's cost rationalization strategies, and the accretive impact of the Caesars acquisition. Capital expenditures totaled $86 in the first quarter of 1996, 61% and 36% at the Hotels and Gaming Segments, respectively, compared with $114 in the first quarter of 1995, with 87% and 11% attributable to the Hotels and Gaming Segments, respectively. In addition, during the 1995 first quarter, the Company completed the acquisitions of Caesars ($1.7 billion) and a 50% interest in businesses which comprise MSG ($0.6 billion). At March 31, 1996, external borrowings were $3.8 billion while cash and cash equivalents were $184.

     In the full year of 1995, the Company generated EBITDA of $797 compared with $396 in 1994, which was prior to the acquisitions of Caesars, MSG, Ciga and other significant hotels. Inclusive of these acquisitions and certain one time unusual items, pro forma EBITDA was $892 in 1995 compared with $604 in 1994, a 48% increase. Funds used in capital expenditures and acquisitions totaled $2.8 billion and $1.5 billion in 1995 and 1994, respectively, representing combined expenditures of $4.3 billion since January 1, 1994. Of this amount, the acquisition of Caesars ($1.7 billion), MSG ($0.6 billion), Ciga ($0.5 billion) and other significant hotel acquisitions ($0.7 billion) comprised 81%. A portion of these expenditures were financed through the sale by Old ITT of its ITT Financial Corporation assets. The balance was used for smaller acquisitions and to maintain the Company's credit facilities. At December 31, 1995, external borrowings were $3.8 billion while cash and cash equivalents were $177.

     More recently, on May 2, 1996, the Company sold 2.1 million shares, or about 22% of its holdings, in Alcatel Alsthom for approximately $200. Proceeds from this sale were used for the repayment of commercial paper. After giving effect to this sale, the Company owns 7.3 million (approximately 4.8%) of the outstanding capital shares of Alcatel Alsthom. In connection with its proposed acquisition of WYNC-TV in partnership with Dow Jones & Co., the Company expects to pay $103.5 in the third quarter of 1996. The Company expects to meet ongoing liquidity needs through its cash flows as well as traditional debt or equity financings, further asset sales or any combination thereof.

                          DESCRIPTION OF CAPITAL STOCK

     As of June 27, 1996, the authorized capital stock of the Company was 250,000,000 shares, consisting of: (a) 50,000,000 shares of Preferred Stock, of which no shares were outstanding; and (b) 200,000,000 shares of Common Stock, of which 117,074,447 shares were outstanding.

COMMON STOCK

     Holders of Common Stock are entitled to receive when, as and if declared by the Board of Directors, out of funds legally available for the payment thereof, dividends, payable in cash, stock or otherwise (subject to the rights of holders of preferred stock (the "Preferred Stock")). Each holder of Common Stock is entitled to one vote per share. Subject to the provisions of applicable law and any certificate of designation providing for the issuance of any series of Preferred Stock, the holders of Common Stock are entitled to notice of shareholders' meetings and the exclusive power to vote. Upon any liquidation, dissolution or winding-up of the business of the Company, whether voluntary or involuntary, the holders of Common Stock are entitled to share equally in the assets available for distribution after payment of all liabilities and provision for the liquidation preference of any shares of Preferred Stock then outstanding. The holders of Common Stock have no preemptive rights or cumulative voting rights; therefore, the holders of a majority of the shares voting for the election of the Board of Directors can elect all the directors nominated for election.

     The outstanding shares of Common Stock are listed on the NYSE under the symbol "ITT." The transfer agent and registrar with respect to the Common Stock is The Bank of New York.

     All shares of Common Stock are, and the shares of Common Stock to be sold in the offering when issued and paid for will be, fully paid and non-assessable.

PREFERRED STOCK

     The Board of Directors of the Company is empowered, without approval of the shareholders, to cause the Preferred Stock to be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by it including, without limitation, the dividend rights, voting rights, conversion rights, redemption rights and liquidation preferences, if any, of any wholly unissued series of Preferred Stock, the number of shares constituting each such series and the terms and conditions of the issue thereof. Depending upon the rights of such Preferred Stock, the issuance of Preferred Stock could have an adverse effect on holders of Common Stock by delaying a change in control of the Company, making removal of the present management of the Company more difficult or resulting in restrictions upon the payment of dividends and other distributions to the holders of Common Stock.

PREFERRED STOCK RIGHTS AGREEMENT

     On November 1, 1995, the Company adopted a Preferred Share Purchase Rights Plan ("Rights Plan") and declared a dividend of one right ("Right") for each outstanding share of Common Stock. The Rights are transferable only with the Common Stock until they become exercisable. The Rights will not be exercisable until the Plan Distribution Date and will expire on the tenth anniversary of the Rights Plan (the "Expiration Date"), unless earlier redeemed by the Company as described below. Each Right, when it becomes exercisable as described below, will entitle the registered holder to purchase from the Company one one-thousandths ( 1/1000ths) of a share of Preferred Stock of the Company (the "Preferred Shares") at a price (substantially above the expected current trading value of the Company) to be determined, subject to adjustment in certain circumstances (the "Purchase Price").

     Under the Rights Plan, the plan distribution date (the "Plan Distribution Date") is the earlier of (i) such time as the Company learns that a person or group (including any affiliate or associate of such person or group) has acquired, or has obtained the right to acquire, beneficial ownership of more than 15% of the outstanding shares of Common Stock (such person or group being an "Acquiring Person"), unless provisions preventing accidental triggering of the distribution of the Rights apply and (ii) the close of business on such date, if any, as may be designated by the Board of Directors following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for 15% or more of the outstanding shares of Common Stock.

     Until the Plan Distribution Date, the Rights will be evidenced by the certificates for Common Stock registered in the names of the holders thereof. As soon as practicable following the Plan Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Plan Distribution Date (and to each initial record holder of certain Common Stock originally issued after the Plan Distribution Date), and such separate Right Certificates alone will thereafter evidence the Rights. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends with respect to the Rights or the Preferred Shares relating thereto.

     At such time as there is an Acquiring Person, the Rights will entitle each holder (other than such Acquiring Person) of a Right to purchase, for the Purchase Price, that number of one one-thousandths ( 1/1000ths) of a Preferred Share equivalent to the number of shares of Common Stock that, at the time of such event, would have a market value of twice the Purchase Price.

     In the event the Company is acquired in a merger or other business combination by an Acquiring Person or an affiliate or associate of an Acquiring Person or 50% or more of the Company's assets or assets representing 50% or more of the Company's revenues or cash flow are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person or an affiliate or associate of an Acquiring Person, each Right will entitle its holder (other than Rights beneficially owned by such Acquiring Person or its affiliates or associates) to purchase, for the Purchase Price, that number of common shares of such corporation (or, in the event that such corporation is not a publicly traded corporation, that number of common shares of an affiliate of such corporation that has publicly traded shares) that, at the time of the transaction, would have a market value (or, in certain circumstances, book value) of twice the Purchase Price.

     At any time prior to the earlier of such time as a person or group becomes an Acquiring Person and the Expiration Date, the Board of Directors may redeem the Rights in whole, but not in part, at a price (in cash or Common Stock or other securities of the Company deemed by the Board of Directors to be at least equivalent in value) of $0.01 per Right (the "Redemption Price"), which amount shall be subject to adjustment as provided in the Rights Plan.

     In addition, at any time after there is an Acquiring Person, the Board of Directors may elect to exchange each Right for consideration per Right consisting of one-half of the securities that would be issuable at such time upon exercise of one Right pursuant to the terms of the Rights Plan.

     At any time prior to the Plan Distribution Date, the Company may supplement or amend any provision of the Rights Plan, except that no supplement or amendment shall be made that reduces the Redemption Price (other than pursuant to certain adjustments therein) or provides for an earlier Expiration Date. From and after the Plan Distribution Date, the Company may amend the Rights Plan (i) to cure any ambiguity or to correct or supplement any provision contained in the Rights Plan which may be defective or inconsistent with any other provision or
(ii) to make any other provisions that the Company may deem necessary or desirable and that shall not adversely affect the interests of the holders of Right Certificates (other than an Acquiring Person or its affiliates or associates).

     The Rights Plan is designed to protect shareholders of the Company in the event of unsolicited offers to acquire the Company and other coercive takeover tactics, which, in the opinion of the Board of Directors, could impair its ability to represent shareholder interests. The provisions of the Rights Plan may render an unsolicited takeover of the Company more difficult or less likely to occur or may prevent such takeover, even though such takeover may offer the Company's shareholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of the shareholders of the Company.

NEVADA GENERAL CORPORATION LAW

     The terms of Chapter 78 of the Nevada Revised Statutes, entitled the Nevada General Corporation Law (the "NGCL"), apply to the Company. Under certain circumstances, the following selected provisions of the

NGCL may delay or make more difficult acquisitions or changes of control of the Company. The Restated Articles of Incorporation and By-laws of the Company do not exclude the Company from such provisions of the NGCL. Such provisions may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests. Such provisions may also have the effect of preventing changes in the management of the Company.

     CONTROL SHARE ACQUISITIONS

     Pursuant to Sections 78.378 to 78.3793 of the NGCL, an "acquiring person," who acquires a "controlling interest" in an "issuing corporation," may not exercise voting rights on any "control shares" unless such voting rights are conferred by a majority vote of the disinterested shareholders of the issuing corporation at a special meeting of such shareholders held upon the request and at the expense of the acquiring person. In the event that the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any shareholder, other than the acquiring person, who does not vote in favor of authorizing voting rights for the control shares, is entitled to demand payment for the fair value of his or her shares, and the corporation must comply with the demand. For purposes of the above provisions, "acquiring person" means (subject to certain exceptions) any person who, individually or in association with others, acquires or offers to acquire, directly or indirectly, a controlling interest in an issuing corporation. "Controlling interest" means the ownership of outstanding voting shares of an issuing corporation sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise
(i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, and/or (iii) a majority or more of the voting power of the issuing corporation in the election of directors. Voting rights must be conferred by a majority of the disinterested shareholders as each threshold is reached and/or exceeded. "Control Shares" means those outstanding voting shares of an issuing corporation which an acquiring person acquires or offers to acquire in an acquisition or within 90 days immediately preceding the date when the acquiring person became an acquiring person. "Issuing corporation" means a corporation that is organized in Nevada, has 200 or more shareholders (at least 100 of whom are shareholders of record and residents of Nevada) and does business in Nevada directly or though an affiliated corporation. The above provisions do not apply if the articles of incorporation or by-laws of the corporation in effect on the 10th day following the acquisition of a controlling interest by an acquiring person provide that said provisions do not apply. As noted above, the Company's Restated Articles of Incorporation and By-laws do not exclude the Company from the restrictions imposed by such provisions.

     CERTAIN BUSINESS COMBINATIONS

     Sections 78.411 to 78.444 of the NGCL restrict the ability of a "resident domestic corporation" to engage in any combination with an "interested stockholder" for three years following the interested stockholder's date of acquiring the shares that cause such stockholder to become an interested stockholder, unless the combination or the purchase of shares by the interested stockholder on the interested stockholder's date of acquiring the shares that cause such stockholder to become an interested stockholder is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, the interested stockholder may effect a combination after the three-year period only if such stockholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria. For purposes of the above provisions, "resident domestic corporation" means a Nevada corporation that has 200 or more shareholders. "Interested stockholder" means any person, other than the resident domestic corporation or its subsidiaries, who is (i) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (ii) an affiliate or associate of the resident domestic corporation and, at any time within three years immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation. The above provisions do not apply to corporations that so elect in a charter amendment approved by a majority of the disinterested shares. Such a charter amendment, however, would not become effective for 19 months after its passage and would apply only to stock acquisitions occurring after its effective date. As noted above, the Company's Restated Articles of Incorporation do not exclude the Company from the restrictions imposed by such provisions.

     DIRECTORS' DUTIES

     Section 78.138 of the NGCL allows directors and officers, in exercising their respective powers with a view to the interests of the corporation, to consider the interests of the corporation's employees, suppliers, creditors and customers; the economy of the state and the nation; the interests of the community and of society and the long and short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation. Directors may resist a change or potential change in control if the directors, by a majority vote of a quorum, determine that the change or potential change is opposed to or not in the best interest of the corporation. In so determining, the board of directors must consider the interests set forth above or have reasonable grounds to believe that, within a reasonable time, the debt created as a result of the change in control would cause the assets of the corporation or any successor to be less than the liabilities or would render the corporation or any successor insolvent or lead to bankruptcy proceedings.

RESTRICTIONS ON ALIEN OWNERSHIP

     If, as anticipated, the Company, in partnership with Dow Jones & Co., consummates the purchase of WNYC-TV from New York City, then the Communications Act of 1934, as amended (the "Communications Act"), will restrict the ownership of the Common Stock by "aliens." The Communications Act generally defines "aliens" to include persons who are not citizens of the United States, entities organized under laws other than those of the United States, foreign governments, entities controlled directly or indirectly by foreign nationals, and the representatives of foreign persons or foreign-controlled entities.

     Because the Company will have shared control of a broadcast licensee, the limitations in Section 310(b)(4) of the Communications Act will govern the permissible degree of alien ownership and control of the outstanding Common Stock. Under Section 310(b)(4), no more than 25% of the ownership nor more than 25% of the voting rights in the Company may be held directly or indirectly by aliens. In assessing compliance with the 25% ceiling, the FCC will consider direct and indirect alien interests using a multiplier, so that, for example, minority alien interests in U.S.-controlled corporations will count proportionally against the 25% ceiling. Alien voting interests are not treated proportionally, however, in any corporation that is alien controlled. The alien interest in any partnership with an alien partner also is not treated proportionally unless the alien partner is a limited partner that is insulated from material involvement in the business of the partnership within the meaning of the FCC's rules and policies.

     If the Company consummates the purchase of WNYC-TV, the Company expects to amend its By-laws to provide that under no circumstances shall the amount of Common Stock owned of record or voted by aliens within the meaning of the FCC's rules and policies exceed 25% of the total outstanding Common Stock. If and so long as the stock records of the Company shall at any time disclose 25% alien ownership (i) no transfers of shares of domestic record to aliens may be made and (ii) if it shall be found that stock of domestic record is in fact held by or for the account of an alien within the meaning of the FCC's rules and policies, the holder of such Common Stock shall not be entitled to vote, to receive dividends, or to have any other rights except the right to transfer such Common Stock to a citizen of the United States. As of May 31, 1996, the Company believes that approximately 5% of its outstanding Common Stock was owned of record by aliens.

                            CASINO GAMING REGULATION

     The Company's gaming operations currently consist of Caesars Palace in Las Vegas, Caesars Atlantic City in Atlantic City, Caesars Tahoe in Stateline, Nevada, the Desert Inn Resort's Casino in Las Vegas, the Sheraton Casino in Tunica County, Mississippi, and various hotel/casino operations of ITT Sheraton and Caesars outside the United States. These gaming operations are subject to extensive regulation, including the following:

NEVADA GAMING REGULATION

     The ownership and/or operation of casino gaming facilities in Nevada are subject to state and local regulation. Nevada's casino gaming laws, regulations and supervisory procedures are extensive and reflect certain broad declarations of public policy. In general, Nevada's gaming laws, regulations and supervisory procedures seek to (i) prevent unsavory or unsuitable persons from having any direct or indirect involvement with gaming at any time or in any capacity, (ii) establish and maintain responsible accounting practices and procedures, (iii) maintain effective control over the financial practices of licensees, including establishing minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable recordkeeping, and making periodic reports to the applicable casino gaming authority, (iv) prevent cheating and fraudulent practices and (v) provide a source of state and local revenues through taxation and licensing fees.

     The Nevada Gaming Commission (the "Nevada Commission") and the Nevada State Gaming Control Board (the "Nevada Control Board"), as well as various local, county and state regulatory agencies (hereinafter collectively referred to as the "Nevada Gaming Authorities") may investigate and require a finding of suitability of any holder of any class of the Company's voting securities at any time Nevada law requires any person who acquires more than 5% of any class of the Company's voting securities to report the acquisition to the Nevada Commission and such person may be investigated and found suitable. Any person who becomes a beneficial owner of more than 10% of any class of the Company's voting securities must apply for a finding of suitability by the Nevada Commission within 30 days after the Nevada Control Board Chairman mails a written notice requiring such filing, and must pay the costs and fees incurred by the Nevada Control Board in connection with the investigation. Under certain circumstances, an "institutional investor," as such term is defined in the Nevada Gaming Control Act and regulations, which acquires more than 10% but not more than 15% of the Company's voting securities, may apply to the Nevada Commission for a waiver of such finding of suitability requirements if such institutional investor holds the voting securities for investment purposes only; an institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the Board of Directors of the Company, any change in the Company's corporate charter, bylaws, management, policies or operations or any of its casino gaming operations, or any other action which the Nevada Commission finds to be inconsistent with holding the Company's voting securities for investment purposes only. Notwithstanding the foregoing, activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include (i) voting on all matters voted on by stockholders, (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations, and (iii) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If the stockholder who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information, including a list of beneficial holders.

     Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Commission or by the Chairman of the Nevada Control Board may be found unsuitable. Any holder of any equity or debt security found unsuitable and who holds, directly or indirectly, any beneficial ownership of the Company's debt or equity voting securities beyond such period or periods of time as may be prescribed by the Nevada Commission may be guilty of a gross misdemeanor. The Company could be subject to disciplinary action if, without the prior approval of the Nevada Commission and after the Company receives notice that a person is unsuitable to be an equity or debt security holder or to have any other relationship with the Company, ITT Sheraton, Sheraton Gaming Corporation, Sheraton Desert Inn Corporation, Caesars, Caesars Palace Corporation or Desert Palace, Inc. or any one of them either (i) pays to the unsuitable person any dividend, interest or any distribution whatsoever, (ii) recognizes any voting right by such unsuitable person in connection with such securities, (iii) pays the unsuitable person remuneration in any form, (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction or (v) fails to pursue all lawful efforts to require such unsuitable person to relinquish his securities including, if necessary, the immediate purchase of such securities for cash at fair market value.

NEW JERSEY GAMING REGULATION

     Casino gaming in New Jersey is subject to strict compliance with the New Jersey Casino Control Act (the "New Jersey Act"), the strict supervision of the New Jersey Casino Control Commission (the "New Jersey Commission") and compliance with the regulations adopted by the New Jersey Commission. The New Jersey Act and regulations primarily concern (a) the financial stability and character of casino operators, their employees, their security holders and others financially interested in casino operations, and (b) the operating methods -- including the rules of the games and credit issuance procedures -- and the financial and accounting procedures used in connection with casino operations. The New Jersey gaming laws and regulations include detailed provisions concerning, among other things, (i) the type, manner and number of applications and licenses required to conduct casino gaming and ancillary activities, (ii) the licensing, regulation and curricula of gaming schools, (iii) the establishment of minimum standards of accounting and internal control, including the issuance and enforceability of casino credit, (iv) the manufacture, sale, distribution and possession of gaming equipment, (v) the rules of the games, (vi) the exclusion of undesirable persons, (vii) the use, regulation and reporting of junket activities, (viii) the possession, sale and distribution of alcoholic beverages, (ix) the regulation and licensing of suppliers to licensed casino operators, (x) the conduct of entertainment within licensed casino facilities, (xi) equal employment opportunity for employees of licensed casino operators, contractors for casino facilities and the like, (xii) the payment of gross revenue taxes and similar fees and expenses, (xiii) the conduct of casino simulcasting and (xiv) the imposition and discharge of casino reinvestment development obligations. A number of these regulations require practices which are different from those in many casinos elsewhere. As a prerequisite to being licensed, a New Jersey casino/hotel facility must meet certain facilities requirements concerning, among other things, the size and number of guest rooms.

     Caesars' casino gaming operations in Atlantic City, New Jersey are conducted by Boardwalk Regency Corporation ("BRC"), which is a wholly owned subsidiary of Caesars New Jersey, Inc. ("CNJ"), which, in turn, is a wholly owned subsidiary of Caesars, which in turn, is a wholly owned subsidiary of ITT Sheraton (ITT Sheraton, Caesars, CNJ and BRC are collectively referred to as the "Caesars New Jersey Companies"). ITT Sheraton is a wholly owned subsidiary of the Company. As a prerequisite to BRC holding a license, the Company, ITT Sheraton, Caesars and CNJ have to be approved by the New Jersey Commission due to their corporate relationship to BRC. Thus, any debt or equity security holder of the Company, ITT Sheraton, Caesars or CNJ will have to be found qualified; the qualification requirement of any debt or equity security holder of the Company may be waived based on an express finding by the New Jersey Commission, with the consent of the Director of the New Jersey Division of Gaming Enforcement ("DGE"), that the security holder either (a)(i) is not significantly involved in the activities of BRC, (ii) does not have the ability to control the Company, ITT Sheraton, Caesars, CNJ or BRC and (iii) does not have the ability to elect one or more members of the respective boards of directors of the Company, ITT Sheraton, Caesars, CNJ or BRC, or (b) is an "institutional investor", as such term is defined in the New Jersey Act and regulations; for purposes of the former, the New Jersey Act presumes that any non-"institutional investor" security holder who owns or beneficially holds 5% or more of the equity securities of the Company has the ability to control the Company, ITT Sheraton, Caesars, CNJ or BRC, unless such presumption is rebutted by clear and convincing evidence.

     The New Jersey Act and regulations define an "institutional investor" as
(i) any retirement fund administered by a public agency for the exclusive benefit of federal, state or local public employees, (ii) an investment company registered under the Investment Company Act of 1940, (iii) a collective investment trust organized by banks under Part Nine of the Rules of the Comptroller of the Currency, (iv) a closed end investment trust, (v) a chartered or licensed life insurance company or property and casualty insurance company,
(vi) banking or other licensed or chartered lending institutions, (vii) an investment adviser registered under the Investment Advisers Act of 1940 or
(viii) such other persons as the New Jersey Commission may determine for reasons consistent with the policies of the New Jersey Act. In the absence of a prima facie showing by the Director of the New Jersey DGE that there is any cause to believe that such institutional investor may be found unqualified, upon application and for good cause shown, an institutional investor holding either (a) less than 10% of the equity securities of the Company or (b) debt securities of the Company constituting less than 20% of the outstanding debt of the Company and less than 50% of the issue involved shall be granted a waiver of qualification as to such holdings if (i) such securities are those of a publicly traded corporation, (ii) the institutional investor's holdings of such securities were purchased for investment purposes only and (iii) upon request by the New Jersey Commission, the institutional investor files with the New Jersey Commission a certified statement to the effect that the institutional investor had no intention of influencing or affecting the affairs of the Company, ITT Sheraton, Caesars, CNJ or BRC; notwithstanding the foregoing, the institutional investor is permitted to vote on matters put to the vote of the outstanding security holders of the Company.

     If an institutional investor who has been granted a waiver subsequently determines to influence or affect the affairs of the Company, the institutional investor must provide to the New Jersey Commission not less than 30 days' prior notice of such intent and the institutional investor must file with the New Jersey Commission an application for qualification before taking any action that may influence or affect the affairs of the Company. Notwithstanding the foregoing, the institutional investor is permitted to vote on matters put to the vote of the outstanding security holders of the Company. If an institutional investor changes its investment intent, or if the New Jersey Commission finds reasonable cause to believe that the institutional investor may be found unqualified, no action other than divestiture shall be taken by such institutional investor with respect to its security holdings until there has been compliance with the interim casino authorization provisions of the New Jersey Act, including the execution of a trust agreement. The Company, ITT Sheraton, Caesars, CNJ and BRC are required to immediately notify the New Jersey Commission and the New Jersey DGE of any information about, or action of, an institutional investor holding its equity or debt securities where such information or action may impact on the eligibility of such institutional investor for a waiver. If the New Jersey Commission finds an institutional investor unqualified or if the New Jersey Commission finds that, by reason of the extent or nature of its holdings, an institutional investor is in the position to exercise a substantial impact on the controlling interests of BRC so that qualification of the institutional investor is necessary to protect the public interest, the New Jersey Act vests in the New Jersey Commission the power to take all necessary action to protect the public interest, including the power to require that the institutional investor submit to qualification and become qualified under the New Jersey Act.

     An equity or debt security holder -- including institutional investors -- of the Company, ITT Sheraton, Caesars, CNJ or BRC who is required to be found qualified by the New Jersey Commission must submit an application for qualification within 30 days after being ordered to do so or divest all security holdings within 120 days after the New Jersey Commission determines such qualification is required. The application for qualification must include a trust agreement by which the security holder places its interest in the Company in trust with a trustee qualified by the New Jersey Commission. If the security holder is ultimately found qualified, the trust agreement is terminated. If the security holder is not found qualified or withdraws its application for qualification prior to a determination on qualification being made, the trustee will be empowered with all rights of ownership pertaining to such holder's securities of the Company, including all voting rights and the power to sell the securities; in any event, the unqualified security holder will not be entitled to receive in exchange for its securities of the Company an amount in excess of the lower of (i) the actual cost the security holder incurred in acquiring the securities or (ii) the value of such securities calculated as if the investment had been made on the date the trust became operative. By the same token, if the security holder is not found qualified, it is unlawful for the security holder to (i) receive any dividends or interest on such securities, (ii) exercise, directly or through any trustee or nominee, any right conferred by such securities, or (iii) receive any remuneration in any form from the Company, ITT Sheraton, Caesars, CNJ or BRC for services rendered or otherwise.

MISSISSIPPI GAMING REGULATION

     Casino gaming in Mississippi can be legally conducted only on vessels of a certain minimum size either in navigable waters of counties bordering the Mississippi River or in the waters of the State of Mississippi which lie adjacent to the coastline of the three counties bordering the Gulf of Mexico. Sheraton Tunica Corporation

("STC") possesses a license for the ownership and operation of the Sheraton Casino in Tunica County, Mississippi issued by the Mississippi Gaming Commission (the "Mississippi Commission") pursuant to the Mississippi Gaming Control Act (the "Mississippi Act").

     The Mississippi Act does not restrict the amount or percentage of space on a vessel that may be utilized for casino gaming; the Mississippi Act also does not limit the number of licenses that the Mississippi Commission can grant for a particular area.

     The Company and STC are required to submit detailed financial, operating and other reports to the Mississippi Commission. Substantially all loans, leases, sales of securities and similar financing transactions entered into by the Company or by STC must be reported to or approved by the Mississippi Commission. The Company and STC are also required to periodically submit detailed financial and operating reports to the Mississippi Commission and furnish any other information which the Mississippi Commission may require.

     Each of the directors, officers and certain key employees of the Company and STC who are actively and directly engaged in the administration or supervision of casino gaming in Mississippi, or who have any other significant involvement with the activities of STC, must be found suitable therefor and may be required to be licensed by the Mississippi Commission. A finding of suitability is comparable to licensing, and both require the submission of detailed personal financial information followed by a thorough investigation. An application for licensing may be denied for any cause deemed reasonable by the Mississippi Commission. Changes in licensed positions must be reported to the Mississippi Commission. In addition to its authority to deny an application for a license, the Mississippi Commission has the authority to disapprove a change in corporate position. If the Mississippi Commission finds a director, officer or key employee of the Company or STC unsuitable for licensing or unsuitable to continue having a relationship with the Company or STC, the Company or STC, as the case may be, is required to suspend, dismiss and sever all relationships with such person. The Company and STC have similar obligations with regard to any person who fails or refuses to file appropriate applications. Each gaming employee must obtain a work permit; the Mississippi Commission may refuse to issue a work permit to a gaming employee (i) if the employee has committed larceny, embezzlement or any other crime of moral turpitude or knowingly violated the Mississippi Act or the regulations of the Mississippi Commission, or (ii) for any other reasonable cause.

     Mississippi gaming licenses are not transferable and must be renewed periodically. The Mississippi Commission is empowered to deny, limit, condition, revoke and/or suspend any license, finding of suitability or registration, and to fine any person as it deems reasonable and in the public interest, subject to the due process considerations of notice and an opportunity for a hearing. The Mississippi Commission may fine any licensee or other person who is subject to the Mississippi Act up to $100,000 for each violation of the Mississippi Act which is the subject of an initial complaint and up to $250,000 for each violation of the Mississippi Act which is the subject of any subsequent complaint. The Mississippi Act provides for judicial review of certain decisions of the Mississippi Commission; however, the filing for such judicial review does not automatically stay the action taken by the Mississippi Commission pending the court's review.

     License fees and taxes, computed in various ways depending on the type of casino gaming involved, are payable to the State of Mississippi and to the counties and cities in which the gaming operations are located. Depending on the particular fee or tax imposed, these fees and taxes are based on a percentage of the gross gaming revenues received by the casino operation, the number of slot machines operated by such casino, or the number of table games operated by such casino. Moreover, several local governments have been authorized to impose either additional gross fees on adjusted gross gaming revenues or, alternatively, per person boarding fees and annual license fees based on the number of gaming devices aboard the vessel. License fees paid to the State of Mississippi are allowed as a credit against Mississippi state income taxes.

     In all other material respects, casino gaming regulation in Mississippi is similar to the regulation of casino gaming in Nevada and New Jersey.

WINDSOR, ONTARIO GAMING REGULATION

     Casino Windsor Ltd., Caesars' unconsolidated one-third owned Canadian corporation which operates the casino in Windsor, Ontario, Canada, is required to comply with licensing requirements similar to Nevada and New Jersey and is also subject to operational regulation by the Province of Ontario.

NOVA SCOTIA GAMING REGULATION

     ITT Sheraton's subsidiary, which both (i) owns and operates the casino in the City of Halifax, Nova Scotia, and (ii) operates the casino in the City of Sydney, Nova Scotia, is required to comply with licensing requirements similar to the Province of Ontario and is also subject to operational regulation by the Province of Nova Scotia.

     For a more detailed description of casino gaming regulations see "Governmental Regulation and Related Matters -- Casino Gaming Regulation" in the 10-K.

GAMING REGULATION IN OTHER JURISDICTIONS

     As a result of the Company's proposed casino developments in Harrison County, Indiana and Black Hawk, Colorado, the Company is or will be subject to the gaming regulations in force in those states. Each of these states imposes regulations on gaming companies similar to, and in the Company's opinion, no more restrictive than, the gaming regulations in force in Nevada and New Jersey.

RELATED PROVISIONS OF THE COMPANY'S RESTATED ARTICLES OF INCORPORATION

     The Company's Restated Articles of Incorporation provide that (i) all securities of the Company are subject to redemption by the Company to the extent necessary to prevent the loss, or to secure the reinstatement, of any casino gaming license held by the Company or any of its subsidiaries in any jurisdiction within or without the United States of America, (ii) all securities of the Company are held subject to the condition that if a holder thereof is found by a gaming authority in any such jurisdiction to be disqualified or unsuitable pursuant to any gaming law, such holder will be required to dispose of all the Company securities held by such holder, and (iii) it will be unlawful for any such disqualified person to (a) receive payments of interest or dividends on any securities of the Company, (b) exercise, directly or indirectly, any rights conferred by any securities of the Company or (c) receive any remuneration in any form, for services rendered or otherwise, from the subsidiary that holds the gaming license in such jurisdiction.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the Underwriting
Agreement dated           , 1996 (the "Underwriting Agreement"), the
Underwriters named below (the "Underwriters") for whom                are acting
as representatives (the "Representatives"), have severally agreed to purchase, and the Company has agreed to sell to them severally, the aggregate number of shares of Common Stock set forth opposite their respective names below:

                                                                             NUMBER
                                   UNDERWRITER                              OF SHARES
        ------------------------------------------------------------------  ---------

                                                                            ---------
                  Total...................................................  7,500,000
                                                                             ========

     The Underwriting Agreement provides that the obligation of the several Underwriters to pay for and accept delivery of the shares of Common Stock is subject to, among other things, approval of certain legal matters by their counsel and certain other conditions. The Underwriters are committed to take and pay for all of the shares of Common Stock offered hereby if any are taken.

     The Company has granted to the Underwriters an option, exercisable by the Representatives within 30 days of the date of the Underwriting Agreement, to purchase up to an additional 1,125,000 shares of Common Stock solely for the purpose of covering over-allotments, if any.

     The Underwriters initially propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at a price that
represents a concession not in excess of $0.     per share. Any Underwriter may
allow, and such dealers may reallow, a concession not in excess of $0.     per
share to certain other dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company has agreed that it will not, directly or indirectly, for a
period of      days after the date of the Underwriting Agreement, without the prior written consent of the Representatives on behalf of the Underwriters, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock, other than (i) the Common Stock offered hereby, (ii) securities issued by the Company in connection with acquisitions by the Company, provided that no such securities may be issued or sold in a public distribution
during such      -day period, (iii) shares of Common Stock, options to purchase
Common Stock, or shares of Common Stock issued upon exercise of such options, granted or purchased (a) under the Company's existing stock option, stock purchase and stock grant plans, or (b) under such plans that may be adopted by
the Company in the future covering up to an aggregate of   million additional
shares of Common Stock.

                                 LEGAL OPINIONS

     The legality of the shares of Common Stock offered hereby and certain legal matters in connection with this offering will be passed upon for the Company by Richard S. Ward, Esq., Executive Vice President, General Counsel and Corporate Secretary of the Company, or such other attorney as the Company may designate, and for the Underwriters by Cravath, Swaine & Moore, New York, NY. As to matters of Nevada law, Mr. Ward may rely on the opinion of Roberto Rivera-Soto, Senior Vice President and General Counsel of Caesars. Both Mr. Ward and Mr. Rivera-Soto have interests in certain securities of the Company. Cravath, Swaine & Moore acts from time to time as legal counsel to the Company on various matters.

                                    EXPERTS

     The audited financial statements and schedule included in or incorporated by reference in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and included in or incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       ----
Consolidated Income for the three months ended March 31, 1996 and 1995 (Unaudited)...  F-2
Consolidated Balance Sheet as of March 31, 1996 (Unaudited) and December 31, 1995....  F-3
Consolidated Cash Flow for the three months ended March 31, 1996 and 1995
  (Unaudited)........................................................................  F-4
Notes to Financial Statements (Unaudited)............................................  F-5
Business Segment Information (Unaudited).............................................  F-7
Report of Management.................................................................  F-8
Report of Independent Public Accountants.............................................  F-9
Consolidated Income for the three years ended December 31, 1995......................  F-10
Consolidated Balance Sheet as of December 31, 1995 and 1994..........................  F-11
Consolidated Cash Flow for the three years ended December 31, 1995...................  F-12
Consolidated Stockholders Equity for the three years ended December 31, 1995.........  F-13
Notes to Financial Statements........................................................  F-14
Business Segment Information.........................................................  F-25
Quarterly Results for 1995 and 1994 (Unaudited)......................................  F-26
Geographical Information -- Total Segments...........................................  F-26

                        ITT CORPORATION AND SUBSIDIARIES

                              CONSOLIDATED INCOME
                         (IN MILLIONS EXCEPT PER SHARE)

                                                                               THREE MONTHS
                                                                              ENDED MARCH 31,
                                                                             -----------------
                                                                              1996       1995
                                                                             ------     ------
                                                                                (UNAUDITED)
Revenues...................................................................  $1,388     $1,261
Costs and expenses:
  Salaries, benefits and other operating...................................   1,018        961
  Selling, general and administrative......................................     207        178
  Depreciation and amortization............................................      63         56
                                                                             ------     ------
                                                                              1,288      1,195
                                                                             ------     ------
                                                                                100         66
Interest expense, net......................................................     (64)       (67)
Miscellaneous (expense) income, net........................................      (2)         6
                                                                             ------     ------
                                                                                 34          5
Income tax expense.........................................................     (15)        (4)
Minority equity............................................................       1          6
                                                                             ------     ------
Net income.................................................................  $   20     $    7
                                                                             ======     ======
Earnings per share (Pro Forma for 1995 -- See Notes to Financial
  Statements)..............................................................  $  .17     $  .06
                                                                             ======     ======
Weighted average common equivalent shares (Pro Forma for 1995 -- See Notes
  to Financial Statements).................................................   118.8      117.2
                                                                             ======     ======

The accompanying notes to financial statements are an integral part of the above statement.

                        ITT CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                        (IN MILLIONS EXCEPT FOR SHARES)

                                                                                      DECEMBER 31,
                                                                                          1995
                                                                      MARCH 31,       ------------
                                                                         1996
                                                                     ------------
                                                                     (UNAUDITED)
ASSETS
Current assets:
     Cash and cash equivalents.....................................     $  184           $  177
     Receivables, net..............................................        635              784
     Inventories...................................................         98               86
     Prepaid expenses and other....................................        142               96
                                                                        ------           ------
          Total current assets.....................................      1,059            1,143
Plant, property and equipment, net.................................      4,011            3,979
Investments........................................................      1,745            1,757
Goodwill, net......................................................      1,318            1,332
Long-term receivables, net.........................................        144              150
Other assets.......................................................        321              331
                                                                        ------           ------
                                                                        $8,598           $8,692
                                                                        ======           ======
LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
     Accounts payable..............................................     $  263           $  309
     Accrued expenses..............................................        665              695
     Notes payable and current maturities of long-term debt........        252              265
     Other current liabilities.....................................        129              161
                                                                        ------           ------
          Total current liabilities................................      1,309            1,430
Long-term debt.....................................................      3,572            3,575
Deferred income taxes..............................................        148              141
Other liabilities..................................................        339              350
Minority interest..................................................        271              260
                                                                        ------           ------
                                                                         5,639            5,756
                                                                        ------           ------
Stockholders Equity:
     Common stock: authorized 200,000,000 shares, no par or stated
      value, outstanding 117,171,812 and 117,196,370 shares,
      respectively.................................................      2,939            2,944
     Cumulative translation adjustment.............................          8               --
     Retained earnings/(accumulated deficit).......................         12               (8)
                                                                        ------           ------
          Total stockholders equity................................      2,959            2,936
                                                                        ------           ------
                                                                        $8,598           $8,692
                                                                        ======           ======

The accompanying notes to financial statements are an integral part of the above statement.

                        ITT CORPORATION AND SUBSIDIARIES

                             CONSOLIDATED CASH FLOW
                                 (IN MILLIONS)

                                                                               THREE MONTHS
                                                                                  ENDED
                                                                                MARCH 31,
                                                                             ----------------
                                                                             1996      1995
                                                                             ----     -------
                                                                               (UNAUDITED)
OPERATING ACTIVITIES
Net Income.................................................................  $ 20     $     7
Adjustments to net income:
  Depreciation and amortization............................................    63          56
  Provision for doubtful receivables.......................................     9          14
  Equity income, net of dividends received.................................    --           1
Changes in working capital:
  Accounts receivable......................................................   139          35
  Inventories..............................................................   (12)        (12)
  Accounts payable.........................................................   (46)        (20)
  Accrued expenses.........................................................   (24)         (5)
Accrued and deferred taxes.................................................   (35)        (21)
Other, net.................................................................   (15)         27
                                                                             ----     -------
     Cash from operating activities........................................    99          82
                                                                             ----     -------
INVESTING ACTIVITIES
Additions to plant, property and equipment.................................   (86)       (114)
Proceeds from divestments..................................................    21          --
Acquisitions, net of acquired cash.........................................    --      (2,155)
Other, net.................................................................    (7)         (2)
                                                                             ----     -------
     Cash used for investing activities....................................   (72)     (2,271)
                                                                             ----     -------
FINANCING ACTIVITIES
Short-term debt, net.......................................................   (12)         28
Long-term debt issued......................................................    42          41
Long-term debt repaid......................................................   (58)       (103)
Change in investments and advances from ITT Industries, Inc.*..............    --       2,248
Other, net.................................................................     8          15
                                                                             ----     -------
     Cash (used for)/from financing activities.............................   (20)      2,229
                                                                             ----     -------
EXCHANGE RATE EFFECT ON CASH AND CASH EQUIVALENTS..........................    --          13
                                                                             ----     -------
Increase in cash and cash equivalents......................................     7          53
Cash and Cash Equivalents -- Beginning of Period...........................   177         191
                                                                             ----     -------
CASH AND CASH EQUIVALENTS -- END OF PERIOD.................................  $184     $   244
                                                                             ====     =======
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest...................................................................  $ 39     $    73
                                                                             ====     =======
Income taxes...............................................................  $ 35     $     6
                                                                             ====     =======

- ---------------

* Investments and advances from ITT Industries, Inc. represents the means by which ITT was funded by ITT Corporation, a Delaware corporation (which has been renamed ITT Industries, Inc. and reincorporated in Indiana; "Old ITT"), prior to the distribution on December 19, 1995 of the outstanding shares of common stock of ITT to shareholders of Old ITT on that date and consisted of both equity and interest bearing advances.

The accompanying notes to financial statements are an integral part of the above statement.

                         NOTES TO FINANCIAL STATEMENTS
                     (DOLLARS IN MILLIONS EXCEPT PER SHARE)

1) BASIS OF PRESENTATION

     ITT Corporation ("ITT" or the "Corporation") is the world's largest hotel and gaming company. ITT's principal lines of business are hotels, gaming and information services. The hotels segment is comprised of a worldwide hospitality network of over 400 full-service hotels serving three markets: luxury, upscale and mid-price. ITT's hotel operations are represented in nearly every major world market. ITT's gaming operations are located in several key domestic jurisdictions. ITT also operates various hotel/casino ventures outside the United States. ITT's information services segment publishes telephone directories in many countries outside the United States and provides post-secondary career education in the United States.

     On December 19, 1995 (the "Distribution Date"), ITT Corporation, a Delaware corporation ("Old ITT", which has been reincorporated in Indiana and renamed ITT Industries, Inc.), distributed to its shareholders of record at the close of business on such date all of the outstanding shares of common stock of ITT, then a wholly owned subsidiary of Old ITT (the "Distribution"). In such Distribution, holders of common stock of Old ITT received one share of ITT common stock for every one share of Old ITT common stock held. In connection with the Distribution, ITT, which was then named "ITT Destinations, Inc.", changed its name to ITT Corporation.

2) RECLASSIFICATIONS

     1995 first quarter revenues and other operating expenses include the reclassification of pre-negotiated discounts in the Gaming Segment from other operating expenses to revenues in order to conform to the current year presentation.

3) GAMING OPERATIONS

     Casino revenues represent the net win from gaming wins and losses. Revenues exclude the retail value of rooms, food, beverage, entertainment and other promotional allowances provided on a complimentary basis to customers. The estimated retail value of the promotional allowances was $42 and $24 for the three months ended March 31, 1996 and 1995, respectively. The estimated cost of such promotional allowances was $28 and $18 for the three months ended March 31, 1996 and 1995, respectively, and have been included in costs and expenses.

     Revenues and costs and expenses of the Gaming operations are comprised of the following:

                                                            THREE MONTHS ENDED MARCH 31,
                                                  -------------------------------------------------
                                                           1996                       1995
                                                  ----------------------     ----------------------
                                                               COSTS AND                  COSTS AND
                                                  REVENUES     EXPENSES      REVENUES     EXPENSES
                                                  --------     ---------     --------     ---------
    Gaming......................................    $262         $ 147         $179         $  96
    Rooms.......................................      18             6           15             4
    Food and beverage...........................      20            20           15            15
    Other operations............................      24            13           15            10
    Selling, general and administrative.........      --            57           --            40
    Depreciation and amortization...............      --            21           --            18
    Provision for doubtful accounts.............      --             7           --            14
                                                    ----          ----         ----          ----
              Total.............................    $324         $ 271         $224         $ 197
                                                    ====          ====         ====          ====

                     (DOLLARS IN MILLIONS EXCEPT PER SHARE)

4) ACQUISITIONS

     On January 30, 1995, the Corporation acquired Caesars World, Inc. ("Caesars") for approximately $1.76 billion and on March 10, 1995, the Corporation acquired a 50% interest in the businesses which comprise Madison Square Garden ("MSG") for approximately $0.6 billion.

     The following pro forma summary for the three months ended March 31, 1995 presents information as if the acquisitions of Caesars and MSG had occurred as of January 1, 1995:

        Net revenues........................................................  $1,343
        Net loss............................................................  $   (8)
                                                                              ======
        Loss per share......................................................  $(0.07)
                                                                              ======

     The pro forma information is not necessarily indicative of the results that would have occurred had such acquisitions taken place on January 1, 1995.

5) EARNINGS PER SHARE

     Earnings per share in the 1995 first quarter and through the Distribution Date were computed based upon the number of ITT common shares that were outstanding on the Distribution Date.

6) RECEIVABLES

     Current receivables of $635 and $784 at March 31, 1996 and December 31, 1995, including current maturities of notes receivable, are reported net of allowances for doubtful accounts of $133 and $106.

     Long-term receivables of $144 and $150 at March 31, 1996 and December 31, 1995, are net of allowances for doubtful accounts of $91 and $98, exclude current maturities of $36 and $21 and approximate fair value.

7) PLANT, PROPERTY AND EQUIPMENT

     Plant, property and equipment consists of the following:

                                                                   MARCH 31,         DECEMBER 31,
                                                                     1996                1995
                                                                   ---------         ------------
Land and improvements............................................   $ 1,180             $1,178
Buildings and improvements.......................................     2,341              2,311
Machinery, furniture, fixtures and equipment.....................       783                789
Construction work in progress....................................       282                250
Other............................................................        95                 97
                                                                     ------             ------
                                                                      4,681              4,625
Less -- accumulated depreciation and amortization................      (670)              (646)
                                                                     ------             ------
                                                                    $ 4,011             $3,979
                                                                     ======             ======

                     (DOLLARS IN MILLIONS EXCEPT PER SHARE)

                          BUSINESS SEGMENT INFORMATION
                                 (IN MILLIONS)

     Business segment information is as follows:

                                                                THREE MONTHS ENDED MARCH 31,
                                                             -----------------------------------
                                                              1996       1995      1996     1995
                                                             ------     ------     ----     ----
                                                                         (UNAUDITED)
                                                                      REVENUES            INCOME
                                                             -----------------     -------------
Hotels.....................................................  $  966     $  945     $ 56     $ 31
Gaming.....................................................     324        224       53       27
Information Services.......................................      98         92       13       10
                                                             ------     ------     ----     ----
Total Segments.............................................   1,388      1,261      122       68
Other......................................................      --         --      (22)      (2)
                                                             ------     ------     ----     ----
                                                              1,388      1,261      100       66
Interest expense, net......................................                         (64)     (67)
Miscellaneous (expense) income, net........................                          (2)       6
Income tax expense.........................................                         (15)      (4)
Minority equity............................................                           1        6
                                                             ------     ------     ----     ----
                                                             $1,388     $1,261     $ 20     $  7
                                                             ======     ======     ====     ====

                              REPORT OF MANAGEMENT

     The management of ITT Corporation ("ITT") is responsible for the preparation and integrity of the information in the financial statements and other sections of the Annual Report. The financial statements are prepared in accordance with generally accepted accounting principles and, where necessary, include amounts that are based on management's informed judgments and estimates. Other information in the Annual Report is consistent with the financial statements.

     ITT's financial statements are audited by Arthur Andersen LLP, independent public accountants, elected by the shareholders. Management has made ITT's financial records and related data available to Arthur Andersen LLP, and believes that the representations made to the independent public accountants are valid and complete.

     ITT's system of internal controls is a major element in management's responsibility to provide a fair presentation of the financial statements. The system includes both accounting controls and the internal auditing program, which are designed to provide reasonable assurance that ITT's assets are safeguarded, that transactions are properly recorded and executed in accordance with management's authorization, and that fraudulent financial reporting is prevented or detected.

     ITT's internal controls provide for the careful selection and training of personnel and for appropriate divisions of responsibility. The controls are documented in written codes of conduct, policies and procedures that are communicated to ITT's employees. Management continually monitors the system of internal controls for compliance. ITT's internal auditors independently assess the effectiveness of internal controls and make recommendations for improvement on a regular basis. The independent public accountants also evaluate internal controls and perform tests of procedures and accounting records to enable them to express their opinion on ITT's financial statements. They also make recommendations for improving internal controls, policies and practices. Management takes appropriate action in response to each recommendation from the internal auditors and the independent public accountants.

     The Audit Committee of the Board of Directors, composed of nonemployee directors, meets periodically with management and with the independent public accountants and internal auditors to evaluate the effectiveness of the work performed by them in discharging their respective responsibilities and to assure their independence and free access to the Committee.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS OF ITT CORPORATION:

     We have audited the accompanying consolidated balance sheet of ITT Corporation (a Nevada corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, cash flow and stockholders equity for each of the three years in the period ended December 31, 1995, as described in the accompanying Index to Financial Statements. These financial statements referred to below are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ITT Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                                  Arthur Andersen LLP

New York, New York
January 24, 1996

                        ITT CORPORATION AND SUBSIDIARIES

                              CONSOLIDATED INCOME
                         (IN MILLIONS EXCEPT PER SHARE)

                                                                     YEARS ENDED DECEMBER 31,
                                                                   ----------------------------
                                                                    1995       1994       1993
                                                                   ------     ------     ------
Revenues.........................................................  $6,252     $4,709     $4,169
Costs and Expenses:
  Salaries, benefits and other operating.........................   4,656      3,786      3,451
  Selling, general and administrative, net of service fee income
     of $96, $88 and $73.........................................     775        499        467
  Depreciation and amortization..................................     253        132        109
                                                                   ------     ------     ------
                                                                    5,684      4,417      4,027
                                                                   ------     ------     ------
                                                                      568        292        142
Interest expense (net of interest income of $54, $16 and $14)....    (291)      (131)       (33)
Miscellaneous income (expense), net..............................       5        (17)        10
                                                                   ------     ------     ------
                                                                      282        144        119
Income tax expense...............................................    (114)       (58)       (63)
Minority equity..................................................     (21)       (12)       (17)
                                                                   ------     ------     ------
Net income.......................................................  $  147     $   74     $   39
                                                                   ======     ======     ======
Earnings per share (Pro Forma for 1994 and 1993 --
  See Notes to Financial Statements).............................  $ 1.24     $ 0.63     $ 0.33
                                                                   ======     ======     ======
Weighted average common equivalent shares
  (Pro Forma for 1994 and 1993 -- See Notes to Financial
  Statements)....................................................     118        117        117
                                                                   ======     ======     ======

The accompanying notes to financial statements are an integral part of the above statement.

                        ITT CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                        (IN MILLIONS EXCEPT FOR SHARES)

                                                                               DECEMBER 31,
                                                                             -----------------
                                                                              1995       1994
                                                                             ------     ------
ASSETS
Current assets:
     Cash and cash equivalents.............................................  $  177     $  191
     Receivables, net......................................................     784        498
     Inventories...........................................................      86         59
     Prepaid expenses and other............................................      96        217
                                                                             ------     ------
          Total current assets.............................................   1,143        965
Plant, property and equipment, net.........................................   3,979      2,882
Investments................................................................   1,757        655
Goodwill, net..............................................................   1,332        232
Long-term receivables, net.................................................     150        133
Other assets...............................................................     331        145
                                                                             ------     ------
                                                                             $8,692     $5,012
                                                                             ======     ======
LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
     Accounts payable......................................................  $  309     $   72
     Accrued expenses......................................................     695        426
     Notes payable and current maturities of long-term debt................     265         31
     Other current liabilities.............................................     161         95
                                                                             ------     ------
          Total current liabilities........................................   1,430        624
Long-term debt.............................................................   3,575        600
Deferred income taxes......................................................     141         39
Other liabilities..........................................................     350        192
Minority interest..........................................................     260        204
                                                                             ------     ------
                                                                              5,756      1,659
                                                                             ------     ------
Stockholders Equity:
     Common stock: authorized 200,000,000 shares, no par or stated value,
      outstanding 117,196,370 shares.......................................   2,944         --
     Accumulated deficit...................................................      (8)        --
     Investments and advances from ITT Industries, Inc.(1).................      --      3,353
                                                                             ------     ------
          Total stockholders equity........................................   2,936      3,353
                                                                             ------     ------
                                                                             $8,692     $5,012
                                                                             ======     ======

- ---------------

(1) Investments and Advances From ITT Industries, Inc. represents the means by which ITT was funded by Old ITT prior to the Distribution and consisted of both equity and interest bearing advances.

The accompanying notes to financial statements are an integral part of the above statement.

                        ITT CORPORATION AND SUBSIDIARIES

                             CONSOLIDATED CASH FLOW
                                 (IN MILLIONS)

                                                                    YEARS ENDED DECEMBER 31,
                                                                  -----------------------------
                                                                   1995        1994       1993
                                                                  -------     -------     -----
OPERATING ACTIVITIES
Net Income......................................................  $   147     $    74     $  39
Adjustments to net income:
  Depreciation and amortization.................................      253         132       109
  Provision for doubtful receivables............................      132          69        26
  Equity income, net of dividends received......................       21          16        15
  Loss (gain) on divestments -- pretax..........................        2          --       (19)
Changes in working capital:
  Accounts receivable...........................................     (219)        (92)        2
  Inventories...................................................       (4)         (5)       (7)
  Accounts payable..............................................       59          (6)        9
  Accrued expenses..............................................       77          29       117
Accrued and deferred taxes......................................       44          11       (52)
Other, net......................................................       (8)          2       (53)
                                                                  -------     -------     -----
     Cash from operating activities.............................      504         230       186
                                                                  -------     -------     -----
INVESTING ACTIVITIES
Additions to plant, property and equipment......................     (571)       (453)      (91)
Proceeds from divestments.......................................       10          18        41
Acquisitions, net of acquired cash of $164 in 1995..............   (2,188)     (1,038)     (180)
Other, net......................................................      110           6       (99)
                                                                  -------     -------     -----
     Cash used for investing activities.........................   (2,639)     (1,467)     (329)
                                                                  -------     -------     -----
FINANCING ACTIVITIES
Short-term debt, net............................................       94          13       (19)
Long-term debt issued...........................................    3,132         260        --
Long-term debt repaid...........................................     (121)       (124)      (18)
Change in investments and advances from ITT Industries, Inc.....     (929)        457       428
Other, net......................................................      (55)        (11)      (45)
                                                                  -------     -------     -----
     Cash from financing activities.............................    2,121         595       346
                                                                  -------     -------     -----
EXCHANGE RATE EFFECT ON CASH AND CASH EQUIVALENTS...............       --          (1)       (5)
                                                                  -------     -------     -----
(Decrease) increase in cash and cash equivalents................      (14)       (643)      198
Cash and Cash Equivalents -- Beginning of Year..................      191         834       636
                                                                  -------     -------     -----
CASH AND CASH EQUIVALENTS -- END OF YEAR........................  $   177     $   191     $ 834
                                                                  =======     =======     =====
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest........................................................  $   314     $   119     $  27
                                                                  =======     =======     =====
Income taxes....................................................  $    55     $   117     $  19
                                                                  =======     =======     =====

The accompanying notes to financial statements are an integral part of the above statement.

                        ITT CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED STOCKHOLDERS EQUITY
                        (IN MILLIONS EXCEPT FOR SHARES)

                                               INVESTMENTS               COMMON STOCK
                                            AND ADVANCES FROM       ----------------------    ACCUMULATED
                                         ITT INDUSTRIES, INC.(1)      SHARES        AMOUNT      DEFICIT
                                         -----------------------    -----------     ------    -----------
Balance -- January 1, 1993..............         $ 2,313                     --     $   --        $--
Net Income..............................              39                     --         --         --
Transfers from ITT Industries, Inc......             431                     --         --         --
Translation of financial statements.....             (18)                    --         --         --
                                                  ------            -----------     ------        ---
Balance -- December 31, 1993............           2,765                     --         --         --
Net Income..............................              74                     --         --         --
Transfers from ITT Industries, Inc......             549                     --         --         --
Translation of financial statements.....             (35)                    --         --         --
                                                  ------            -----------     ------        ---
Balance -- December 31, 1994............           3,353                     --         --         --
Net Income..............................             155                     --         --         --
Transfers to ITT Industries, Inc.,
  net...................................            (539)                    --         --         --
Translation of financial statements.....             (25)                    --         --         --
Issuance of common stock in connection
  with the Distribution.................          (2,944)           117,196,370      2,944         --
                                                  ------            -----------     ------        ---
Balance -- December 19, 1995............              --            117,196,370      2,944         --
Net Loss................................              --                     --         --         (8)
                                                  ------            -----------     ------        ---
Balance -- December 31, 1995............         $    --            117,196,370     $2,944        $(8)
                                                  ======            ===========     ======        ===

- ---------------
(1) Investments and Advances From ITT Industries, Inc. represents the means by which ITT was funded by Old ITT prior to the Distribution and consisted of both equity and interest bearing advances. As of December 19, 1995, ITT was recapitalized through issuances of its own debt and equity securities.

The accompanying notes to financial statements are an integral part of the above statement.

                        ITT CORPORATION AND SUBSIDIARIES

                         NOTES TO FINANCIAL STATEMENTS
            (DOLLAR AMOUNTS ARE IN MILLIONS UNLESS OTHERWISE STATED)

BASIS OF PRESENTATION

     ITT Corporation ("ITT") is the world's largest hotel and gaming company. ITT's principal lines of business are hotels, gaming and information services. The hotels segment is comprised of a worldwide hospitality network of over 400 full-service hotels serving three markets: luxury, upscale and mid-price. ITT's hotel operations are represented on every continent and in nearly every major world market. ITT's gaming operations are located in several key domestic jurisdictions. ITT also operates various hotel/casino ventures outside the United States. ITT's information services segment publishes telephone directories in many countries outside the United States and provides post-secondary career education in the United States.

     On December 19, 1995 (the "Distribution Date"), the former ITT Corporation ("Old ITT", which has been renamed ITT Industries, Inc.), distributed to its shareholders of record at the close of business on such date all of the outstanding shares of common stock of ITT, then a wholly owned subsidiary of Old ITT (the "Distribution"). In such distribution, holders of common stock of Old ITT received one share of ITT common stock for every one share of Old ITT common stock held. In connection with such distribution, ITT, which was then named "ITT Destinations, Inc.", changed its name to ITT Corporation.

     These financial statements present the financial position, results of operations and cash flows of ITT as if it were a separate entity for all periods presented. Old ITT's historical basis in the assets and liabilities of ITT has been carried over and all majority-owned subsidiaries have been consolidated. All material intercompany transactions and balances between ITT and its subsidiaries have been eliminated.

     ITT included many of the corporate functions of Old ITT and provided to Old ITT centralized systems for legal, accounting, tax, treasury and insurance services. ITT charged fees for these services to Old ITT and its affiliates (see "Transactions with Companies Affiliated with ITT Industries"). The net cost to ITT of providing these services, after allocation to Old ITT and its affiliates, is $34, $39 and $56 for 1995, 1994 and 1993, respectively. In the opinion of management, ITT's methods for allocating costs are believed to be reasonable. However, the net cost of these services to ITT are not necessarily indicative of the costs that would have been incurred if ITT had been operated as an unaffiliated entity. It is not practicable to estimate such costs on a stand-alone basis.

     For purposes of governing certain of the ongoing relationships between ITT and Old ITT after the Distribution and to provide for an orderly transition, ITT and Old ITT have entered into various agreements including a Distribution Agreement, Employee Benefits Services and Liability Agreement, Tax Allocation Agreement and Intellectual Property Transfer and License Agreements. ITT may be liable to or due reimbursement from Old ITT relating to the resolution of certain pre-Distribution matters under these agreements.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTING POLICIES

     Revenue Recognition: Generally, revenues are recognized when the services have been rendered. The following is a description of the composition of revenues for each of ITT Corporation's business segments:

     Hotels Operations: At December 31, 1995 ITT operated 130 hotels under long-term management agreements. These agreements effectively convey to ITT the right to use the hotel properties in exchange for payments to the property owners which are based primarily on the hotels' profitability. Accordingly, ITT

                        ITT CORPORATION AND SUBSIDIARIES

            (DOLLAR AMOUNTS ARE IN MILLIONS UNLESS OTHERWISE STATED)

includes the operating results of hotel properties under long-term management agreements in its consolidated financial statements. Revenues related to these hotel properties were $2.7 billion, $2.6 billion and $2.4 billion for 1995, 1994 and 1993, respectively, and amounts provided for payments to the property owners for the use of the hotel properties were $0.5 billion, $0.5 billion and $0.4 billion for 1995, 1994 and 1993, respectively.

     Gaming Operations: Casino revenues represent the net win from gaming wins and losses. Revenues exclude the retail value of rooms, food, beverage, entertainment and other promotional allowances provided on a complimentary basis to customers. The estimated retail value of these promotional allowances was $144, $17 and $-- for the years ended December 31, 1995, 1994 and 1993, respectively. The estimated cost of such promotional allowances was $99, $11 and $- for the years ended December 31, 1995, 1994 and 1993, respectively, and has been included in Costs and Expenses in the accompanying statement of Consolidated Income.

     Revenues and costs and expenses of the Gaming operations are comprised of the following for the years ended December 31, 1995, 1994 and 1993:

                                                                               YEAR ENDED DECEMBER 31,
                                                     ----------------------------------------------------------------------------
                                                              1995                       1994                       1993
                                                     ----------------------     ----------------------     ----------------------
                                                                  COSTS AND                  COSTS AND                  COSTS AND
                                                     REVENUES     EXPENSES      REVENUES     EXPENSES      REVENUES     EXPENSES
                                                     --------     ---------     --------     ---------     --------     ---------
Gaming.............................................   $1,004       $   516        $139         $  62         $ 15         $  12
Rooms..............................................       70            25          20             9            4             2
Food and beverage..................................       70            80          12            17            3             3
Other operations...................................       88            99           5            10            2             6
Selling, general and administrative................       --           172          --            37           --             3
Depreciation and amortization......................       --            88          --            10           --             6
Provision for doubtful accounts....................       --            50          --            22           --             1
                                                      ------        ------        ----          ----          ---           ---
        Total......................................   $1,232       $ 1,030        $176         $ 167         $ 24         $  33
                                                      ======        ======        ====          ====          ===           ===

     Information Services Operations: Revenues for the Directories unit of Information Services are comprised of the total value of advertising contracts sold by ITT. Costs and expenses include remuneration and franchise fees paid to telephone authorities in places where ITT operates as a publisher of directories or operates as an agent.

     Tuition revenue at ITT Educational Services is recorded on a straight-line basis over the length of the applicable course. If a student discontinues training, the revenue related to the remainder of that quarter is recorded with the amount of refund resulting from the application of federal, state, or accreditation requirements recorded as an expense.

     Cash and Cash Equivalents: ITT considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

     Inventories: Inventories, comprised principally of hotel and gaming supplies, are generally valued at the lower of cost (first-in, first-out) or market and potential losses from obsolete and slow-moving inventories are provided for in the current period.

     Plant, Property and Equipment: Plant, property and equipment, including capitalized interest applicable to major project expenditures, are recorded at cost. ITT normally claims the maximum depreciation deduction allowable for tax purposes. In general, for financial reporting purposes, depreciation is provided on a straight-line basis over the useful economic lives of the assets involved as follows: Buildings and improvements -- primarily 15 to 40 years, Machinery and equipment -- 2 to 10 years, and Other -- 5 to 40 years. Gains or losses on sale or retirement of assets are included in income.

                        ITT CORPORATION AND SUBSIDIARIES

            (DOLLAR AMOUNTS ARE IN MILLIONS UNLESS OTHERWISE STATED)

     Derivative Financial Instruments: ITT uses derivative financial instruments from time to time, including foreign currency forward contracts and/or swaps, as a means of hedging exposure to foreign currency risks. ITT is an end-user and does not utilize these instruments for speculative purposes. ITT has strict policies regarding financial stability and credit standing of its major counterparties.

     Forward exchange contracts and foreign currency swaps are accounted for in accordance with SFAS No. 52. Changes in the spot rate of instruments designated as hedges of the net investment in a foreign subsidiary are reflected in Stockholders Equity.

     Foreign Currency: Balance sheet accounts are translated at the exchange rates in effect at each year end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The national currencies of foreign operations are generally the functional currencies. Gains and (losses) from foreign currency transactions are reported currently in costs and expenses and were insignificant for all periods presented.

     Income Tax: Prior to the Distribution, ITT and its subsidiaries were included in the consolidated U.S. Federal tax return of Old ITT and remitted to (received from) Old ITT an income tax provision (benefit) computed in accordance with a tax sharing arrangement. This arrangement generally required that ITT determine its tax provision (benefit) as if it were filing a separate U.S. Federal income tax return. However, the agreement allowed ITT to record benefits of certain tax attributes, primarily foreign tax credits, utilizable on the Old ITT consolidated tax return, which may not have been available on a separate company basis.

     Subsidiary Stock Issuance: ITT recognizes gains (losses) on sales of subsidiary stock. For the year ended December 31, 1994, Miscellaneous income (expense), net includes a gain of $10, pretax, from the sale for 16.7% of the common stock of ITT Educational Services, Inc.

     Goodwill: The excess of cost over the fair value of net assets acquired is amortized on a straight-line basis over 40 years. Accumulated amortization was $38, $6 and $3 at December 31, 1995, 1994 and 1993, respectively. ITT continually reviews goodwill to assess recoverability from future operations using undiscounted cash flows. Impairments would be recognized in operating results if a permanent diminution in value is deemed to have occurred.

     Earnings Per Share: Earnings per share through the Distribution Date were computed based upon the number of ITT common shares that were outstanding on the Distribution Date. Earnings per share from the Distribution Date through December 31, 1995 were determined based upon the weighted average of common and common equivalent shares outstanding during the period. For purposes of this calculation, common equivalent shares were assumed to have been outstanding from the beginning of 1995.

     Reclassifications: Certain revenues and expenses have been reclassified in order to conform with the 1996 presentation. Certain amounts in the prior years' financial statements have been reclassified to conform to the 1995 presentation.

TRANSACTIONS WITH COMPANIES AFFILIATED WITH ITT INDUSTRIES, INC.

     ITT included many of the corporate functions of Old ITT and provided Old ITT and other affiliates certain centralized systems (see "Basis of Presentation"). ITT received fees for such services which ranged between 0.5% and 1% of net sales of the affiliate. Service fee income is recorded in costs and expenses as earned.

     Interest expense was charged to ITT on the portion of its Investments and Advances from ITT Industries, Inc. which was deemed debt. Interest expense was charged at 8% and totaled $232, $86 and $13 for the years 1995, 1994 and 1993, respectively.

                        ITT CORPORATION AND SUBSIDIARIES

            (DOLLAR AMOUNTS ARE IN MILLIONS UNLESS OTHERWISE STATED)

     ITT was one of the several affiliates participating in the ITT Salaried Retirement Plan as well as health care and life insurance programs for salaried employees and retirees sponsored by Old ITT through the time of the Distribution (see "Employee Benefit Plans").

ACQUISITIONS

     On January 30, 1995, ITT completed a cash tender offer for the outstanding shares of Caesars World, Inc. ("Caesars") for approximately $1.76 billion (including expenses directly attributable to the acquisition of approximately $10). The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to assets based on their estimated fair values. The purchase price, including assumed liabilities of $450, exceeded the fair value of assets acquired by approximately $1.1 billion. Caesars results of operations are included in Consolidated Income from the date of acquisition.

     On March 10, 1995, ITT, in a joint venture with Rainbow Programming Holdings, Inc., a subsidiary of Cablevision Systems Corporation, completed the acquisition of the businesses comprising Madison Square Garden ("MSG") for approximately $1 billion. The acquisition was funded by equity contributions from the venture partners of approximately $720 and the remainder was financed through bank debt. ITT's initial investment ($610) is reported using the equity method as ITT's venture partner is expected to increase its equity investment to 50%. ITT's share of the results of MSG are included in Consolidated Income from the date of acquisition.

     During 1994, ITT completed several acquisitions in its Hotel operations. The acquisitions were accounted for using the purchase method. The purchase price of each acquisition was allocated to assets based on their estimated fair values. The aggregate purchase price, including assumed liabilities of $400, exceeded the fair value of assets acquired by approximately $200. The results of operations of these acquisitions are included in Consolidated Income from the dates of their respective acquisitions.

     The following unaudited pro forma summary presents information as if the acquisitions had occurred at the beginning of the respective periods:

                                                                                        YEAR ENDED DECEMBER
                                                                                                31,
                                                                                       ---------------------
                                                                                        1995           1994
                                                                                       ------         ------
        Net revenues.................................................................  $6,334         $5,883
        Net income...................................................................  $  132         $    8
                                                                                       ======         ======
        Earnings per share...........................................................  $ 1.11         $ 0.07
                                                                                       ======         ======

     The pro forma information is not necessarily indicative of the results that would have occurred had the acquisitions taken place at the beginning of the respective periods.

RECEIVABLES

     Current receivables of $784 and $498 at December 31, 1995 and 1994, including current maturities of notes receivable, are reported net of allowances for doubtful accounts of $106 and $55.

     Long-term receivables of $150 and $133 at December 31, 1995 and 1994, are net of allowances for doubtful accounts of $98 and $78, exclude current maturities of $21 and $126 and approximate fair value.

                        ITT CORPORATION AND SUBSIDIARIES

            (DOLLAR AMOUNTS ARE IN MILLIONS UNLESS OTHERWISE STATED)

PLANT, PROPERTY AND EQUIPMENT

     Plant, property and equipment consisted of the following:

                                                                                                   DECEMBER 31,
                                                                                               ---------------------
                                                                                                1995           1994
                                                                                               ------         ------
Land and improvements........................................................................  $1,178         $  598
Buildings and improvements...................................................................   2,311          2,095
Machinery, furniture, fixtures and equipment.................................................     789            505
Construction work in process.................................................................     250              1
Other........................................................................................      97            164
                                                                                               ------         ------
                                                                                                4,625          3,363
Less: Accumulated depreciation and amortization..............................................    (646)          (481)
                                                                                               ------         ------
                                                                                               $3,979         $2,882
                                                                                               ======         ======

INVESTMENTS

     Investments consisted of the following:

                                                                                                   DECEMBER 31,
                                                                                               ---------------------
                                                                                                1995           1994
                                                                                               ------         ------
Equity in Madison Square Garden..............................................................  $  607         $   --
Equity in and advances to other 20-50% owned companies.......................................     261            164
Alcatel Alsthom at cost......................................................................     834            426
Other investments at cost....................................................................      55             65
                                                                                               ------         ------
                                                                                               $1,757         $  655
                                                                                               ======         ======

     Equity in earnings (losses) of unconsolidated subsidiaries accounted for on the equity basis was $1, $ -- and $(5) in 1995, 1994 and 1993, respectively. At December 31, 1995 and 1994, the market value of the Alcatel Alsthom stock, which is restricted through 1997, was approximately $826 and $410, respectively, based on the quoted market prices. Dividend income from Alcatel Alsthom was $29 in 1995.

RESTRUCTURING

     ITT recorded an $80 pretax charge in the 1995 third quarter to restructure and rationalize headquarter operations and provide for the planned disposal of non-core assets. These charges related to operations in the Hotels ($51 pretax) and Information Services ($29 pretax) business segments.

     Of the total pretax charges, approximately $28 represents severance and other related employee termination costs associated with the elimination of nearly 275 positions worldwide. The employee groups affected included field sales personnel as well as headquarters and divisional managerial and administrative staff from a number of disciplines, primarily finance/accounting, human resources, information technology, operations, purchasing and corporate development. Of the 275 positions eliminated, approximately 130 employees have been terminated at a cost of approximately $11 as of December 31, 1995. It is expected that the majority of the severance costs will be paid by the end of 1996.

     The balance of the restructuring charges ($52 pretax) relate primarily to asset write-offs, lease commitments and termination penalties and reserve actions in connection with the planned disposal of non-core assets and reduced facilities utilization. At December 31, 1995, approximately $32 of costs for the aforementioned items have been charged against this reserve. The balance of the reserve is expected to be utilized by the end of 1997.

                        ITT CORPORATION AND SUBSIDIARIES

            (DOLLAR AMOUNTS ARE IN MILLIONS UNLESS OTHERWISE STATED)

INCOME TAX

     Income tax data is as follows:

                                                                                          1995       1994       1993
                                                                                          ----       ----       ----
Pretax income (loss)
        U.S...........................................................................    $ 64       $(23)      $(34)
        Foreign.......................................................................     218        167        153
                                                                                          ----       ----       ----
                                                                                          $282       $144       $119
                                                                                          ====       ====       ====
Provision (benefit) for income tax*
    Current
        U.S. Federal..................................................................    $(27)      $ 36       $(80)
        State and local...............................................................      13          6          6
        Foreign.......................................................................      99         73         85
                                                                                          ----       ----       ----
                                                                                            85        115         11
                                                                                          ----       ----       ----
Deferred
        U.S. Federal..................................................................      33        (54)        73
        Foreign and other.............................................................      (4)        (3)       (21)
                                                                                          ----       ----       ----
                                                                                            29        (57)        52
                                                                                          ----       ----       ----
                                                                                          $114       $ 58       $ 63
                                                                                          ====       ====       ====

- ---------------
* The provision (benefit) for income taxes has been computed in accordance with a tax sharing agreement between ITT and ITT Industries, Inc. that generally requires that such provision (benefit) be computed as if the enterprise were a stand-alone entity. The primary exception to the stand-alone computation relates to the utilization of foreign tax credits. The agreement allows for the realization of such credits since they have been utilized by ITT Industries, Inc. in the consolidated tax return.

     No provision was made for U.S. taxes payable on undistributed foreign earnings amounting to approximately $211 since these amounts are permanently reinvested.

     Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities. The December 31, 1995 and 1994 Consolidated Balance Sheets include net U.S. Federal deferred tax liabilities of $113 and $10, and net foreign and other deferred tax liabilities of $28 and $29, respectively.

     Deferred tax assets (liabilities) include the following:

                                                                                 1995                          1994
                                                                        -----------------------       -----------------------
                                                                         U.S.          FOREIGN         U.S.          FOREIGN
                                                                        FEDERAL        & OTHER        FEDERAL        & OTHER
                                                                        -------       ---------       -------       ---------
Employee benefits...................................................     $  33          $  --          $  49          $  --
Reserve for bad debts...............................................        45             --             11             --
Plant, property and equipment.......................................      (183)           (14)           (66)           (11)
Other...............................................................        (8)           (14)            (4)           (18)
                                                                         -----          -----          -----          -----
                                                                         $(113)         $ (28)         $ (10)         $ (29)
                                                                         =====          =====          =====          =====

                        ITT CORPORATION AND SUBSIDIARIES

            (DOLLAR AMOUNTS ARE IN MILLIONS UNLESS OTHERWISE STATED)

     A reconciliation of the tax provision at the U.S. statutory rate to the provision for income tax as reported is as follows:

                                                                                        1995         1994         1993
                                                                                        ----         ----         ----
Tax provision at U.S. statutory rate................................................    $ 99         $50          $42
Tax on repatriation of foreign earnings.............................................     (16)          3           22
Non-deductible goodwill.............................................................       9          --           --
Foreign tax rate differential.......................................................      12          (1)          (1)
U.S. state and local income taxes...................................................       9           4            4
Other...............................................................................       1           2           (4)
                                                                                        ----         ---          ---
Provision for income tax............................................................    $114         $58          $63
                                                                                        ====         ===          ===

DEBT

     Debt consisted of the following:

                                                                                            DECEMBER 31,
                                                                                         -------------------
                                                                                          1995          1994
                                                                                         ------         ----
        Bank loans and other short-term..............................................    $  252         $ 28
        Long-term....................................................................     3,588          603
                                                                                         ------         ----
                                                                                         $3,840         $631
                                                                                         ======         ====

     The weighted average interest rate for bank loans and other short-term borrowings was 10.11% at December 31, 1995 and 8.26% at December 31, 1994 and their fair values approximated carrying value. The estimated fair value of long-term debt at December 31, 1995 and 1994 is $3,637 and $605, based on discounted cash flows using ITT's incremental borrowing rates for similar arrangements.

     ITT maintains lines of credit under which bank loans and other short-term debt are drawn. In November 1995, ITT entered into two major revolving credit facilities, effective December 19, 1995, with syndicate banks totaling $3.0 billion (five-year facility of $2.0 billion; 364-day facility of $1.0 billion). In addition, smaller credit lines are maintained by ITT's foreign subsidiaries. As of December 31, 1995, ITT had unused credit lines of approximately $3.0 billion, 45% of which supports outstanding commercial paper. As of December 31, 1995, $1,329 of commercial paper has been classified as long-term since ITT intends to renew or refinance these obligations through 1996 and future periods.

     Long-term debt consisted of the following at December 31:

                                         Description                                      1995          1994
        -----------------------------------------------------------------------------    ------         ----
        Commercial paper (5.94% weighted average rate)...............................    $1,329         $ --
        6.25% notes due 2000.........................................................       698           --
        6.75% notes due 2005.........................................................       449           --
        7.375% debentures due 2015...................................................       448           --
        7.75% debentures due 2025....................................................       148           --
        8.875% senior subordinated notes due 2002....................................       150           --
        5.9%-10.1% domestic mortgage loans due 1998-2001.............................       151          149
        6.2%-14.4% foreign loans due 1996-2009.......................................       204          448
        Other........................................................................        11            6
                                                                                         ------         ----
        Total........................................................................     3,588          603
        Less current maturities......................................................        13            3
                                                                                         ------         ----
                                                                                         $3,575..       $600
                                                                                         ======         ====

                        ITT CORPORATION AND SUBSIDIARIES

            (DOLLAR AMOUNTS ARE IN MILLIONS UNLESS OTHERWISE STATED)

     The aggregate maturities of long-term debt, excluding debt discount of $7, are $13 in 1996, $89 in 1997, $40 in 1998, $10 in 1999, $2,054 in 2000, and
$1,389 thereafter. Assets pledged to secure indebtedness (including mortgage loans) amounted to $330 as of December 31, 1995.

EMPLOYEE BENEFIT PLANS

     Pension Plans -- ITT and its subsidiaries sponsor numerous pension plans. The plans are funded with trustees, except in some countries outside the U.S. where funding is not required. The plans' assets are comprised of a broad range of domestic and foreign equity securities, fixed income investments and real estate. Prior to the Distribution, certain employees of ITT participated in the ITT Salaried Retirement Plan sponsored by Old ITT. Subsequent to the Distribution, those employees became participants of ITT plans.

     Total pension expenses were:

                                                                                      1995       1994       1993
                                                                                      ----       ----       ----
    Defined Benefit Plans
        Service cost..............................................................    $ 19       $ 14       $ 11
        Interest cost.............................................................      19         16         15
        Return on assets..........................................................     (35)        (1)       (27)
        Net amortization and deferral.............................................      17        (14)        13
                                                                                      ----       ----       ----
        Net periodic pension cost.................................................      20         15         12
    Other Pension Cost
        Allocated cost of ITT
            Salaried Retirement Plan..............................................       3          4          3
        Defined contribution (savings) plans......................................       5          5          5
        Other.....................................................................       6          3          3
                                                                                      ----       ----       ----
                Total Pension Expense.............................................    $ 34       $ 27       $ 23
                                                                                      ====       ====       ====

     U.S. pension expenses included in the net periodic pension costs in the table above were $10, $10 and $8 for 1995, 1994 and 1993, respectively.

     The following table sets forth the funded status of ITT's pension plans, amounts recognized in ITT's Consolidated Balance Sheet at December 31, 1995 and 1994, and the principal weighted average assumptions inherent in their determination:

                                                                                         DECEMBER 31,
                                                                         ---------------------------------------------
                                                                                 1995                     1994
                                                                         --------------------     --------------------
                                                                         DOMESTIC     FOREIGN     DOMESTIC     FOREIGN
                                                                         --------     -------     --------     -------
Actuarial present value of benefit obligations --
  Vested benefit obligation............................................   $  169       $  83       $  101       $  43
  Accumulated benefit obligation.......................................   $  189       $  88       $  112       $  48
                                                                            ====        ====         ====        ====
Projected benefit obligation...........................................   $  257       $ 109       $  141       $  65
Plan assets at fair value..............................................      168          82          133          64
                                                                            ----        ----         ----        ----
Projected benefit obligation (in excess of) plan assets................      (89)        (27)          (8)         (1)
Unrecognized net (gain)/loss...........................................       59          (2)           8          (1)
Unrecognized net obligation/(asset)....................................       (2)          4           (3)          4
                                                                            ----        ----         ----        ----
Pension asset (liability) recognized in the consolidated balance
  sheet................................................................   $  (32)      $ (25)      $   (3)      $   2
                                                                            ====        ====         ====        ====
Discount rate..........................................................     7.50%       7.08%        8.50%       7.38%
Rate of return on invested assets......................................     9.75%       7.51%        9.75%       7.69%
Salary increase assumption.............................................     6.00%       5.42%        6.10%       5.38%
                                                                            ====        ====         ====        ====

                        ITT CORPORATION AND SUBSIDIARIES

            (DOLLAR AMOUNTS ARE IN MILLIONS UNLESS OTHERWISE STATED)

     For substantially all domestic and foreign plans, the total of assets and recorded liabilities exceed accumulated benefits.

     Investment and Savings Plan -- Employees of ITT have participated in ITT Industries' Investment and Savings Plans. ITT contributions to the plan are determined annually and are based, in part, on contributions of participating employees. The cost of this plan charged to ITT was $5 in 1995, 1994 and 1993. As part of the Distribution, ITT has established a similar plan. Subsequent to December 31, 1995, ITT employees' balances in the ITT Industries, Inc. plan were transferred to the newly established ITT plan.

     Postretirement Health and Life -- ITT and its subsidiaries provide health care and life insurance benefits for certain eligible retired employees. ITT has prefunded a portion of the health care and life insurance obligations through trust funds where such prefunding can be accomplished on a tax effective basis. Postretirement health care and life insurance benefits expense was comprised of the following:

                                                                                              1995     1994     1993
                                                                                              ----     ----     ----
Service cost................................................................................  $ 1      $ 1      $ 1
Interest cost...............................................................................    2        1        1
Return on assets............................................................................   (2)      --       --
Net amortization and deferral...............................................................   --       (1)      (1)
                                                                                              ---      ---      ---
        Net periodic expense................................................................  $ 1      $ 1      $ 1
                                                                                              ===      ===      ===

     The following table sets forth the funded status of the postretirement benefit plans other than pensions, amounts recognized in ITT's Consolidated Balance Sheet at December 31, 1995 and 1994 and the principal weighted average assumptions inherent in their determination:

                                                                                                  1995        1994
                                                                                                  -----       -----
Accumulated postretirement benefit obligation...................................................  $  26       $  18
Plan assets at fair value.......................................................................     10           7
                                                                                                  -----       -----
Accumulated postretirement benefit obligation (in excess of) plan assets........................    (16)        (11)
Unrecognized net (gain).........................................................................     (2)         (4)
Unrecognized past service liability.............................................................     (4)         (5)
                                                                                                  -----       -----
Liability recognized in the consolidated balance sheet..........................................  $ (22)      $ (20)
                                                                                                  =====       =====
Discount rate...................................................................................   7.50%       8.50%
Rate of return on invested assets...............................................................   9.75%       9.75%
Ultimate health care trend rate.................................................................   6.00%       6.00%
                                                                                                  =====       =====

     The assumed rate of future increases in the per capita cost of health care (the health care trend rate) was 10% for 1995, decreasing ratably to 6% in the year 2001. Increasing the table of health care trend rates by 1% per year would have the effect of increasing the accumulated postretirement benefit obligation by $1 and the annual expense by $--. To the extent that the actual experience differs from the inherent assumptions, the effect will be amortized over the average future service of the covered active employees.

LEASES AND RENTALS

     As of December 31, 1995, minimum rental commitments under operating leases were $62, $56, $52, $46 and $42 for 1996, 1997, 1998, 1999 and 2000,
respectively. For the remaining years, such commitments amounted to $312, aggregating total minimum lease payments of $570. Rental expenses for operating leases were $77, $76 and $83 for 1995, 1994 and 1993, respectively.

                        ITT CORPORATION AND SUBSIDIARIES

            (DOLLAR AMOUNTS ARE IN MILLIONS UNLESS OTHERWISE STATED)

CAPITAL STOCK

     ITT is authorized to issue 50 million shares of preferred stock, none of which was outstanding at December 31, 1995.

     In connection with the Distribution, ITT issued one Series A Participating Cumulative Preferred Stock Purchase Right (the "Right") for each share of ITT common stock outstanding. Additionally, Rights will be issued in respect of common stock subsequently issued until the Rights Distribution Date, as defined, and, in certain circumstances, with respect to common stock issued after the Rights Distribution Date. In the event a person or group has acquired, or has obtained the right to acquire, beneficial ownership of more than 15% of the outstanding shares of common stock or certain specified tender offers occur for more than 15% of the common stock, or in the event ITT is acquired in a merger or other business combination or certain other specified events occur, the Right entitles each holder, subject to certain exceptions, to purchase the number of 1/1,000ths of a share of Series A Participating Cumulative Preferred Stock of ITT equivalent to the number of shares of ITT common stock or common stock of the surviving corporation or other specified entity, as applicable, which have a market value of twice the specified Purchase Price at the relevant date. The Rights, which do not have voting rights, expire on the tenth anniversary of the related rights agreement and are redeemable by ITT at any time at a price of $.01 per Right.

STOCK INCENTIVE PLAN

     Concurrent with the Distribution, the Company adopted the 1995 ITT Corporation Incentive Stock Plan (the "Plan") for key employees. Awards may be made under the Plan through the year 2005. The Plan provides for the granting of nonqualified or incentive stock options, stock appreciation rights payable in stock or cash, performance shares, restricted stock or any combination of the foregoing.

     In connection with the Distribution, ITT granted substitute stock options to acquire 6,276,596 of the Company's common shares. These substitute options replaced 2,627,591 options which were outstanding prior to the Distribution. At December 31, 1995, all of these options were outstanding and 3,414,809 were exercisable. These substitute options were granted at exercise prices ranging from $18.00 to $45.53 per share and maintain the same economic value, vesting, expiration dates and other restrictions, terms and conditions which existed under Old ITT Incentive Plans prior to the Distribution. In addition to the stock options noted above, ITT granted 127,401 substitute shares of restricted stock. These substitute shares replaced 53,334 restricted shares which were outstanding prior to the Distribution. These shares vest at various dates through January 1, 2001. None of these shares were vested at December 31, 1995.

     Under the Plan the total number of shares available with respect to which awards may be made shall not exceed 1.5% of the issued and outstanding shares (including treasury shares) on the last day of each year, plus unused portions of such limit carried over from prior years. No more than 5,000,000 shares may be available for incentive stock options and no more than 20% of the total may be available for awards of restricted stock or performance shares under the Plan. During 1996, approximately 1,758,000 shares are available for grant in accordance with the Plan's allotment formula. The Plan limits the award of stock options to any one person to no more than 10% of the annual limit of available shares that year.

DERIVATIVE FINANCIAL INSTRUMENTS

     ITT has entered into two foreign currency swaps with a major financial institution to hedge exchange rate exposure on ITT's net investment in a foreign country. The contractual amounts of these foreign currency swaps at December 31, 1995 and 1994 totaled $250 and mature in 1997. The entire amount hedges dollars against French francs. The unrealized loss at December 31, 1995 was $36 and the estimated fair value was a loss of $31. At December 31, 1994, there was no significant gain or loss on these contracts and the estimated

                        ITT CORPORATION AND SUBSIDIARIES

            (DOLLAR AMOUNTS ARE IN MILLIONS UNLESS OTHERWISE STATED)

fair value approximated the recorded amounts. The estimated fair value is the present value of the change in cash flows that would result from the agreements being replaced at the year-end market rate for the remaining term of the agreements.

COMMITMENTS AND CONTINGENCIES

     In 1994, at the expiration of its contract with the Belgium Telephone Company ("Belgacom"), ITT Promedia decided to continue publishing its directories in competition with a newly created Belgacom Directory Services. A Belgian Royal Decree was issued in July 1994, which required Belgacom to provide subscriber data information at fair, reasonable and nondiscriminatory tariffs. ITT Promedia has challenged Belgacom's current fee schedule as being unfair, unreasonable and discriminatory in both the European Commission and in the Commercial Court of Brussels. ITT Promedia has accrued a fee to Belgacom which it believes is adequate considering the issues involved. Hearings in the European Commission and the Court are scheduled for April 1996 with decisions expected by the end of 1996.

     ITT and its subsidiaries are involved in various other legal matters, some of which include claims for substantial sums. Reserves have been established when the outcome is probable and can be reasonably estimated. While the ultimate result of claims and litigation cannot be determined, ITT does not expect that the resolution of all legal matters will have a material adverse effect on its consolidated results of operations, financial position or cash flow.

     ITT has guaranteed certain loans and commitments of various ventures to which it is a party. These commitments, which in the aggregate were approximately $290 at December 31, 1995, are not expected to have a material adverse effect on ITT's consolidated financial position or results of operations.

                        ITT CORPORATION AND SUBSIDIARIES

                          BUSINESS SEGMENT INFORMATION
                                 (IN MILLIONS)

                                                                            REVENUES                       INCOME
                                                                  ----------------------------     ----------------------
                                                                   1995       1994       1993      1995     1994     1993
                                                                  ------     ------     ------     ----     ----     ----
Hotels........................................................    $4,164     $3,700     $3,160     $197     $152     $ 87
Gaming........................................................     1,232        176         24      202        9       (9)
Information Services..........................................       856        833        800      178      155      162
Dispositions and Other........................................        --         --        185       --        1        8
                                                                  ------     ------     ------     ----     ----      ---
Total Segments................................................     6,252      4,709      4,169      577      317      248
Other.........................................................        --         --         --       (9)     (25)    (106)
                                                                  ------     ------     ------     ----     ----      ---
                                                                   6,252      4,709      4,169      568      292      142
                                                                  ------     ------     ------     ----     ----      ---
Interest expense, net.........................................                                     (291)    (131)     (33)
Miscellaneous income (expense), net...........................                                        5      (17)      10
Income tax expense............................................                                     (114)     (58)     (63)
Minority equity...............................................                                      (21)     (12)     (17)
                                                                  ------     ------     ------     ----     ----      ---
                                                                  $6,252     $4,709     $4,169     $147     $ 74     $ 39
                                                                  ======     ======     ======     ====     ====      ===

- ---------------

                                              IDENTIFIABLE ASSETS          GROSS PLANT ADDITIONS           DEPRECIATION
                                          ----------------------------     ----------------------     ----------------------
                                           1995       1994       1993      1995     1994     1993     1995     1994     1993
                                          ------     ------     ------     ----     ----     ----     ----     ----     ----
Hotels..................................  $3,774     $3,484     $1,754     $418     $328     $62      $106     $70      $56
Gaming..................................   2,641        345        217      135      108       9        55       6        1
Information Services....................     448        378        371       15       14      15        16      15       14
Dispositions and Other..................      --        (17)         7       --       --      --        --      --       --
                                          ------     ------     ------     ----     ----     ---      ----     ---      ---
Total Segments..........................   6,863      4,190      2,349      568      450      86       177      91       71
Other...................................   1,829        822      1,442        3        4       4         8       8        8
                                          ------     ------     ------     ----     ----     ---      ----     ---      ---
                                          $8,692     $5,012     $3,791     $571     $454     $90      $185     $99      $79
                                          ======     ======     ======     ====     ====     ===      ====     ===      ===

     HOTELS: Operates a worldwide network of hotels and resorts under the Sheraton name, including the hotels and resorts in the ITT Sheraton Luxury Collection.

     GAMING: Includes the casino operations of ITT Sheraton Gaming Corporation and effective January 31, 1995, includes the newly acquired operations of Caesars. Caesars owns and operates three hotel/casinos in Las Vegas and Stateline, Nevada, and in Atlantic City, New Jersey. In conjunction with two other partners, Caesars manages a casino owned by the Ontario government in Windsor, Canada.

     INFORMATION SERVICES: Engages in the publication of telephone directories, including classified directory services for telephone subscribers in numerous countries outside the United States, as well as in Puerto Rico and the U.S. Virgin Islands, and in providing post-secondary career education in the U.S.

     "Dispositions and Other" includes the operating results of units sold and includes World Directories' U.K. and Turkey operations.

     "Other" includes non-operating income, corporate expenses and minority equity. Intercompany revenues, which are priced on an arm's-length basis, are not material.

                        ITT CORPORATION AND SUBSIDIARIES

                      QUARTERLY RESULTS FOR 1995 AND 1994
                         (IN MILLIONS EXCEPT PER SHARE)
                                  (UNAUDITED)

                                                                                    THREE MONTHS ENDED
                                                                       --------------------------------------------
                                                                       MAR. 31     JUNE 30     SEPT. 30     DEC. 31      YEAR
                                                                       -------     -------     --------     -------     ------
1995
Revenues.............................................................  $1,261      $ 1,673      $1,624      $ 1,694     $6,252
Costs and Expenses...................................................  $1,195      $ 1,474      $1,495      $ 1,520     $5,684
Net Income...........................................................  $    7      $    46      $   50      $    44     $  147
Earnings Per Share (Pro Forma through September 30)..................  $  .06      $   .39      $  .42      $   .37     $ 1.24
1994
Revenues.............................................................  $  863      $ 1,230      $1,096      $ 1,520     $4,709
Costs and Expenses...................................................  $  835      $ 1,130      $1,034      $ 1,418     $4,417
Net Income...........................................................  $    8      $    29      $   22      $    15     $   74
Pro Forma Earnings Per Share.........................................  $  .07      $   .24      $  .19      $   .13     $  .63

                   GEOGRAPHICAL INFORMATION -- TOTAL SEGMENTS
                                 (IN MILLIONS)

                                               REVENUES                  OPERATING INCOME            IDENTIFIABLE ASSETS
                                     ----------------------------     ----------------------     ----------------------------
                                      1995       1994       1993      1995     1994     1993      1995       1994       1993
                                     ------     ------     ------     ----     ----     ----     ------     ------     ------
U.S................................  $3,299     $2,088     $1,723     $245     $ 75     $ 21     $4,345     $2,249     $1,694
Western Europe.....................   1,385      1,203      1,154      194      135      157      1,811      1,311        353
Canada and Other...................   1,568      1,418      1,292      138      107       70        707        630        302
                                     ------     ------     ------     ----     ----     ----     ------     ------     ------
Total Segments.....................  $6,252     $4,709     $4,169     $577     $317     $248     $6,863     $4,190     $2,349
                                     ======     ======     ======     ====     ====     ====     ======     ======     ======

- ------------------------------------------------------
- ------------------------------------------------------

    NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ------------------

                               TABLE OF CONTENTS

                                      PAGE
                                     ------
Incorporation of Certain Documents
  by Reference.......................      2
Available Information................      2
Prospectus Summary...................      3
Business Strategy....................      5
Use of Proceeds......................      9
Capitalization.......................     10
Price Range of Common Stock and
  Dividend Policy....................     11
Selected Financial and Operating
  Data...............................     12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................     13
Description of Capital Stock.........     21
Casino Gaming Regulation.............     24
Underwriting.........................     30
Legal Opinions.......................     31
Experts..............................     31
Index to Financial Statements........    F-1

- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------

                                7,500,000 SHARES
                                ITT CORPORATION

                                  COMMON STOCK
                                 (NO PAR VALUE)

                            -----------------------
                                   PROSPECTUS
                            -----------------------

                             DATED          , 1996

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCES AND DISTRIBUTION.

     Estimated expenses payable by the Company in connection with the offering herein described are as follows:

    Printing and engraving....................................................  $  *
    Accountants' fees.........................................................     *
    Legal fees................................................................     *
    Securities and Exchange Commission registration fee.......................   195,015
    New York Stock Exchange listing fee.......................................     *
    Fees and expenses relating to Blue Sky qualifications and legality for
      investment..............................................................     *
    Fees and expenses of transfer agent.......................................     *
    Miscellaneous.............................................................     *
                                                                                --------
              Total...........................................................  $  *
                                                                                ========

     All amounts are estimated except for the registration fee payable to the Securities and Exchange Commission.

     * To be filed by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Any underwriters, dealers or agents who execute any of the underwriting, selling or other distribution agreements referred to in Exhibit 1 to this Registration Statement will agree to indemnify the Company's directors and officers who signed the Registration Statement against certain liabilities which might arise under the Act from information furnished to the Company by or on behalf of any such indemnifying party.

     Subsection 1 of Section 78.751 of Chapter 78 of the Nevada Revised Statutes (the "NGCL") empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and that, with respect to any criminal action or proceeding, he had reasonable cause to believe his action was unlawful.

     Subsection 2 of Section 78.751 of the NGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he acted in any of the capacities set forth above, against expenses, including amounts paid in settlement and attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in accordance with the standard set forth above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom to be liable to the corporation or for amounts paid in settlement to the corporation unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction determines that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     Section 78.751 of the NGCL further provides that, to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsection (1) and
(2), or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by
Section 78.751 of the NGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and that the scope of indemnification shall continue as to directors, officers, employees or agents who have ceased to hold such positions, and to their heirs, executors and administrators. Finally, Section 78.752 of the NGCL empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the authority to indemnify him against such liabilities and expenses.

     Article Seventh of the Restated Articles of Incorporation of the Company and Article 4 of the By-laws of the Company provide for indemnification of its officers and directors, substantially identical in scope to that permitted under
Section 78.751 of the NGCL. The By-laws provide, pursuant to Subsection 5 of
Section 78.751 of the NGCL, that the expenses of officers and directors incurred in defending any action, suit or proceeding, whether civil, criminal, administrative or investigative, must be paid by the Company as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay all amounts so advanced if it is ultimately determined by a court of competent jurisdiction that the officer or director is not entitled to be indemnified by the Company.

     The Company has entered into indemnification agreements with its directors that require it to indemnify such directors to the fullest extent permitted by applicable provisions of Nevada law, provided that any settlement of a third party action against a director is approved by the Company, and subject to limitations for actions initiated by the director, penalties paid by insurance, and violations of Section 16(b) of the 1934 Act and similar laws.

ITEM 16.  EXHIBITS.

     See Exhibit Index elsewhere herein.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the 1934 Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the 1934
     Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (3) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (4) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise (but that term shall not extend to the insurance policies referred to in said Item 15), the registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of either registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
                            ------------------------

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY AND STATE OF NEW YORK ON THIS 28TH DAY OF JUNE, 1996.

                                          ITT CORPORATION

                                          By:        /S/ JON F. DANSKI

                                            ------------------------------------
                                                       Jon F. Danski
                                            Senior Vice President and Controller

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints RICHARD S. WARD and PATRICK L. DONNELLY, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments) and any subsequent registration statement filed by ITT Corporation pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                SIGNATURE                                   TITLE                     DATE
- ------------------------------------------    ---------------------------------  --------------
       /S/          RAND V. ARASKOG           Chairman and Chief Executive and    June 28, 1996
- ------------------------------------------    Director
             Rand V. Araskog
      (Principal Executive Officer)


       /S/         ROBERT A. BOWMAN           President and Chief Operating       June 28, 1996
- ------------------------------------------    Officer and Director
             Robert A. Bowman


       /S/            ANN N. REESE            Executive Vice President and        June 28, 1996
- ------------------------------------------    Chief Financial Officer
               Ann N. Reese
      (Principal Financial Officer)


      /S/         BETTE B. ANDERSON           Director                            June 28, 1996
- ------------------------------------------
            Bette B. Anderson


     /S/        NOLAN D. ARCHIBALD           Director                            June 28, 1996
- ------------------------------------------
            Nolan D. Archibald


      /S/         ROBERT A. BURNETT           Director                            June 28, 1996
- ------------------------------------------
            Robert A. Burnett

                SIGNATURE                                   TITLE                     DATE
- ------------------------------------------    ---------------------------------  --------------
       /S/        PAUL G. KIRK, JR.           Director                            June 28, 1996
- ------------------------------------------
            Paul G. Kirk, Jr.


         /S/       EDWARD C. MEYER            Director                            June 28, 1996
- ------------------------------------------
             Edward C. Meyer


      /S/         BENJAMIN F. PAYTON          Director                            June 28, 1996
- ------------------------------------------
            Benjamin F. Payton


          /S/          VIN WEBER              Director                            June 28, 1996
- ------------------------------------------
                Vin Weber


      /S/          MARGITA E. WHITE           Director                            June 28, 1996
- ------------------------------------------
             Margita E. White


     /S/       KENDRICK R. WILSON III         Director                            June 28, 1996
- ------------------------------------------
          Kendrick R. Wilson III

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

To ITT Corporation:

     As independent public accountants, we hereby consent to the inclusion in this registration statement on Form S-3 of our report dated January 24, 1996 on the consolidated financial statements of ITT Corporation included in ITT Corporation's Annual Report on Form 10-K for the year ended December 31, 1995, which is also incorporated by reference herein, and to all references to our firm included in or made a part of this registration statement.

                                          /s/ ARTHUR ANDERSEN LLP
                                              Arthur Andersen LLP

New York, N.Y.
June 28, 1996

                               CONSENT OF COUNSEL

To ITT Corporation:

     I hereby consent to the inclusion in this registration statement of my opinion and to the reference to me under "Legal Opinions" therein.

                                          /s/ RICHARD S. WARD
                                              Richard S. Ward

June 28, 1996

                               CONSENT OF COUNSEL

To ITT Corporation:

     I hereby consent to the inclusion in this registration statement of my opinion and to the reference to me under "Legal Opinions" therein.

                                          /s/ ROBERTO RIVERA-SOTO
                                              Roberto Rivera-Soto

June 28, 1996

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                              DESCRIPTION                                  LOCATION
- -------       -------------------------------------------------------  -----------------------------
  1           Form of Underwriting Agreement.........................                *
  5           (a) Opinion of Richard S. Ward, Esq., Executive Vice
              President and General Counsel of ITT Corporation, in
              respect of the legality of the shares of Common
              Stock..................................................                *
              (b) Opinion of Roberto Rivera-Soto, Senior Vice
              President and General Counsel of Caesars World, Inc....                *
 23           Consents of experts and counsel
              (a) Consent of Arthur Andersen LLP.....................  Filed herewith. See p. II-6.
              (b) Consent of Richard S. Ward, Esq. ..................  Filed herewith. See p. II-6
              (c) Consent of Roberto Rivera-Soto.....................  Filed herewith. See p. II-6
 24           Power of attorney......................................  Filed herewith. See p. II-5 and II-6.

- ---------------
* To be filed by amendment.